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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

FINJAN HOLDINGS, INC.
(Name of Subject Company)

FINJAN HOLDINGS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31788H105
(CUSIP Number of Class of Securities)

Philip Hartstein
President and Chief Executive Officer
Finjan Holdings, Inc.
2000 University Avenue, Suite 600
East Palo Alto, CA 94303
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jason Day
Jeffrey Beuche
Kara E. Tatman
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, CO 80202
(303) 291-2300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Finjan Holdings, Inc., a Delaware corporation ("Finjan" or the "Company"). The address of the Company's principal executive office is 2000 University Avenue, Suite 600, East Palo Alto, California 94303. The telephone number of the Company's principal executive office is (650) 282-3228.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this "Schedule 14D-9") relates is the Company's common stock, par value $0.0001 per share (each such share, a "Share," and collectively, the "Shares"). As of June 23, 2020, there were 27,832,485 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Item 1. Subject Company Information—Name and Address."

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by CFIP Goldfish Merger Sub Inc. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of CFIP Goldfish Holdings LLC ("Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding Shares at a purchase price equal to $1.55 per Share (the "Offer Price"), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The completion of the Offer is subject to various conditions, including that immediately prior to the expiration of the Offer there having been validly tendered in the Offer (in the aggregate) and not validly withdrawn that number of Shares that, together with all Shares (if any) beneficially owned by Parent, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, represent one more Share than 50% of the total number of Shares outstanding immediately following the expiration of the Offer. The Offer is described in a Tender Offer Statement on Schedule TO (amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), filed by Merger Sub with the Securities and Exchange Commission (the "SEC") on June 24, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 10, 2020 (as it may be amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among the Company, Parent and Merger Sub. Following completion of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving as a non-publicly-traded, wholly owned subsidiary of Parent (the "Surviving Corporation"). The Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, are referred to herein as the "Transactions." Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), no Company stockholder vote will be required to complete the Merger. The Company does not expect there to be a significant period of time between the completion of the Offer and the completion of the Merger. At the effective time of the Merger (the "Effective Time"), which, under the terms of the Merger Agreement, will take place as soon as practicable following consummation of the Offer, and in any event, no later than two business days thereafter, all remaining outstanding Shares not tendered in the Offer (other than Shares (1) held by the Company or its subsidiaries or held in the Company's treasury, (2) owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent or Merger Sub or any person that directly or indirectly owns all of the equity interests in Parent or Merger Sub, or (3) owned by any stockholder who is entitled to and has properly exercised and perfected such stockholder's demand for appraisal rights in respect of such shares in accordance with, and in compliance in all respects with, Section 262 of the DGCL) will be automatically cancelled and converted into the right to receive an amount equal to the Offer Price (the "Merger Consideration"), without interest and less any withholding taxes. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity-Based Incentive Awards" below for a description of the treatment of Company stock options and Company restricted stock unit awards.

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer on June 24, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of July 22, 2020 (one minute after 11:59 p.m., New York City time, on July 22, 2020).

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 1345 Avenue of the Americas, New York, New York 10105.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent and Merger Sub.

Merger Agreement

        On June 10, 2020, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (A) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (B) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement, the date of closing under the Merger Agreement or such other date as is specified in the Merger Agreement and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures may contain information that modifies, qualifies or creates exceptions to the representations and warranties set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Company's filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Offer to Purchase, this Schedule 14D-9 and other Offer documents that will be filed by Parent, Merger Sub and the Company, as applicable.

Confidentiality Agreement

        The Company and Fortress Investment Group LLC (together with its affiliates, including Fortress Credit Advisors LLC, "Fortress") entered into a mutual confidentiality/nondisclosure agreement dated as of September 22, 2018 (the "Confidentiality Agreement"). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Fortress agreed that such Evaluation Material will be treated confidentially by it and its directors, officers, employees, partners, members, managers, counsel, agents and advisors and will be used solely for the purpose of evaluating a possible negotiated transaction involving the Company. The Confidentiality Agreement expires on September 22, 2021.

        The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Equity Commitment Letter

        Parent has received a commitment letter, dated June 10, 2020 (the "Commitment Letter"), from Fortress Credit Opportunities Fund V (A) L.P. and Fortress Intellectual Property Fund I (A) LP (the "Financing Sources"), pursuant to which the Financing Sources have committed, severally, and not jointly, subject to the conditions of the Commitment Letter, equity financing in the aggregate amount Parent and Merger Sub are required to pay under the Merger Agreement at Closing only for the purpose of enabling Parent to the extent necessary, to fund (1) the aggregate Offer Price for any and all Shares tendered pursuant to the Offer at the Acceptance Time and (2) the aggregate Merger Consideration due in connection with the Merger at the Effective Time. The conditions to each Equity Investor funding its respective obligation under the Commitment Letter include: (1) the written waiver by Parent or satisfaction of all conditions precedent to the Closing set forth in the Merger Agreement (including the Offer Condition) as of the Expiration Date (other than those conditions that, by their nature, are to be satisfied at the Closing but which are then capable of being satisfied at the Closing) and (2) the substantially concurrent Closing of the Merger on the terms and subject to the conditions of the Merger Agreement.

        The Financing Sources' funding obligations under the Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (1) the consummation of the Closing, (2) the termination of the Merger Agreement in accordance with its terms (as further described in Section 11 of the Offer to Purchase) and (3) the date that the Company or any of its affiliates, or any of their respective representatives acting on their behalf, asserts any claim against any Financing Sources or any Non-Recourse Party (as defined therein) in connection with the Merger Agreement or the Commitment Letter or the transactions contemplated thereby, other than any claim asserted or action commenced by the Company (including, for avoidance of doubt, any request or demand by the Company that Parent assert a claim or commence an action to enforce the Commitment Letter) against (A) any Financing Source seeking specific performance of the provisions of the Commitment Letter in accordance with and to the extent expressly permitted under Section 10.11 of the Merger Agreement or (B) Fortress Investment Group LLC to enforce the express provisions of the Confidentiality Agreement.

        The Company is a third-party beneficiary of the Commitment Letter solely for the purpose of exercising its rights under the Merger Agreement (in accordance with, and subject to the limitations therein) to enforce or seek to enforce the Commitment Letter against each Financing Source in order to cause each Financing Source to fund its portion of the equity financing and for no other purpose.

        The foregoing summary and description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company's Executive Officers, Directors and Affiliates and Parent and Merger Sub.

Support Agreements

        Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into separate Support Agreements, each dated June 10, 2020 (together, the "Support Agreements") with each of (a) the following officers and directors of the Company: Jevan Anderson, Philip Hartstein, Daniel Chinn, Harry Kellogg, Eric Benhamou, Glenn Daniel, Gary Moore, Julie Mar-Spinola, Michael Southworth, (b) Bardin Hill Long Duration Recoveries Management LP, (c) Harbourvest International Private Equity Partners IV—Direct Fund L.P., and (d) Benhamou Global Ventures LLC (each a "Supporting Stockholder"). Based on figures that the Company has advised Parent, as of June 9, 2020 the Supporting Stockholders collectively beneficially owned, in the aggregate, approximately 7,866,126 Shares, which represented approximately 28% of the voting power represented by the outstanding Shares as of June 23, 2020.

        The Support Agreements provide that Supporting Stockholders will, among other things, promptly (and in any event not later than five business days after commencement of the Offer) tender and not withdraw all of the Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act), as of the date of the applicable Support Agreement or of which such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) after such date (collectively such shares, the "Covered Company Shares").

        The Support Agreements terminate upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholders to Parent and Offeror following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration, and (c) the Effective Time.

        During the period from June 10, 2020 until the termination of the Support Agreements as described in the previous paragraph, the Supporting Stockholders further agreed (a) not to tender their Covered Company Shares in connection with any Alternative Proposal (as defined in the Merger Agreement) or vote their Covered Company Shares in favor of certain alternative corporate transactions (as more fully described in the Support Agreements), (b) to vote their Covered Company Shares against any action that would reasonably be expected to prevent or nullify any provision of the Support Agreement, any Alternative Proposal, any change in membership of the Company's board of directors (the "Board") that is not recommended or approved by the Board and any other action, agreement or transaction that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger and (c) not to take certain actions, including (A) transfer, agree to transfer, create any lien on, or permit any lien to attach to, such Supporting Stockholder's Covered Company Shares, (B) grant a proxy, power-of-attorney or other authorization or consent right with respect to such Supporting Stockholder's Covered Company Shares, (C) deposit such Supporting Stockholder's Covered Company Shares into a voting trust or enter into a voting agreement with respect to such Covered Company Shares, or (D) take any other action that would make any representation or warranty within the Support Agreement untrue or else materially impede the Supporting Stockholder from performing its obligations under the Support Agreement.

        The Supporting Stockholders also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Merger that the Supporting Stockholders may have or could potentially have or acquire in connection with the Merger.

        The foregoing summary and description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, the form of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by Parent and Merger Sub

        According to the Offer to Purchase, as of June 24, 2020, Parent and Merger Sub do not beneficially own any Shares.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Certain of the Company's executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company's stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

        Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company stock options and Company restricted stock unit awards.

  Shares

        The Company's executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company stockholders who tender Shares pursuant to the Offer. The Company's directors and executive officers have agreed to tender Shares held by them in the Offer pursuant to the Support Agreements described above under the heading "—Arrangements between the Company's Executive Officers, Directors and Affiliates and Parent and Merger Sub—Support Agreements." If the Merger occurs, at the Effective Time, any Shares owned by the Company's executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger. For a description of the beneficial ownership of Company's executive officers and directors, please refer to "Voting Securities of Certain Beneficial Owners and Management" in the Company's definitive proxy statement on Schedule 14A, filed with the SEC on June 1, 2020.

  Equity-Based Incentive Awards

        Stock Options.    Pursuant to the Merger Agreement, each Company stock option outstanding immediately before the Effective Time, whether or not then exercisable or vested, that has an exercise price per share that is less than the Merger Consideration will fully vest and will be canceled and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (1) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Company stock option multiplied by (2) the number of Shares subject to such Company stock option immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the 30 days following the Effective Time. Each Company stock option with a per share exercise price equal to or greater than the Merger Consideration will be canceled without consideration as of the Effective Time.

        Restricted Stock Units.    Pursuant to the Merger Agreement, each Company restricted stock unit outstanding immediately before the Effective Time, whether or not vested, will fully vest and will be canceled and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (1) the Merger Consideration multiplied by (2) the number of Shares subject to such Company restricted stock unit immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the 30 days following the Effective Time.

        For an estimate of the amounts that would become payable to each of the Company's named executive officers on cancellation of their unvested equity-based awards, see "—Quantification of Potential Payments to the Company's Named Executive Officers" below. The Company estimates that the amount that would become payable to all of the Company's current executive officers (which include each of the named executive officers included in the table under "—Quantification of Potential Payments to the Company's Named Executive Officers") on cancellation of their unvested equity-based awards if the Offer closed and the Effective Time occurred on July 31, 2020, based on a price of $1.55 per Share, is approximately $610,000 in the aggregate. The Company estimates that the aggregate amount that would become payable to all of the Company's directors on cancellation of their unvested equity-based awards if the Offer closed and the Effective Time occurred on July 31, 2020, based on a price of $1.55 per Share, is approximately $26,000 in the aggregate.

Employment Agreements

        The Company has entered into executive employment agreements (the "Employment Agreements") with each of the Company's named executive officers, Philip Hartstein, Jevan Anderson and Julie Mar-Spinola (each, an "NEO"), that provide for certain payments and benefits in the event of a change in control of the Company. The Transactions constitute a change in control under the terms of the

Employment Agreements, each of which provides for change in control related severance benefits upon certain terminations of employment as described below.

        Each NEO's employment may be terminated at any time and for any reason. However, in the event of a change in control approved by a majority of Incumbent Directors (as defined below), such as the Transactions, provided that the NEO's employment is terminated by the Company without Cause (as defined below) or the NEO resigns for Good Reason (as defined below) or the Company does not renew the NEO's Employment Agreement, on or within ninety (90) days following such change in control, such NEO shall, subject to the NEO's execution and non-revocation of a separation agreement and release, be entitled to receive:

  •
  continued payment of his or her base salary for 12 months, with respect to Mr. Hartstein, or nine months, with respect to Mr. Anderson and Ms. Mar-Spinola;

  •
  payments over 12 months, with respect to Mr. Hartstein, or nine months, with respect to Mr. Anderson and Ms. Mar-Spinola, equal to the average quarterly bonus paid or payable for the prior 12 fiscal quarters dating back to the first quarter of 2017;

  •
  payment of the bonus (if any) for the quarter in which the termination occurs;

  •
  extension of the exercisability of non-qualified stock options for up to 12 months;

  •
  reimbursement of COBRA payments for up 12 months, with respect to Mr. Hartstein, or nine months, with respect to Mr. Anderson and Ms. Mar-Spinola; and

  •
  100% acceleration of vesting with respect to his or her outstanding unvested equity awards.

        "Cause" means: (A) the NEO's substantial failure to perform his or her duties (other than any such failure resulting from incapacity due to physical or mental illness); (B) the NEO's failure to comply with a valid and legal written directive of the Board; (C) the NEO's material violation of a material policy of the Company; (D) the NEO's engagement in dishonesty, illegal conduct, or gross misconduct, which is or could reasonably be expected to be, in each case, materially injurious to the Company or its affiliates; (E) the NEO's embezzlement, misappropriation, or fraud, whether or not related to the NEO's employment with the Company; (F) the NEO's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the NEO's ability to perform services for the Company or results in harm to the Company or its affiliates; (G) the NEO's willful unauthorized disclosure of Confidential Information (as defined in the Employment Agreements) resulting or which could reasonably be expected to result in material harm to the Company; (H) the NEO's material breach of any material obligation under his or her Employment Agreement or other written agreement between the NEO and the Company; or (I) any material failure by the NEO to comply with the Company's written policies or rules, as they may be in effect from time to time during the term of the Employment Agreement. Except for (D)-(G) above, the NEO will have 30 days from the delivery of written notice by the Company within which to cure any acts constituting Cause; provided, however, that if the Company reasonably expects irreparable injury from a delay of 15 days, the Company may give the NEO notice of such shorter period within which to cure as is reasonable under the circumstances, which may include termination of the NEO's employment without notice and with immediate effect.

        "Good Reason" means the occurrence of any of the following, in each case, during the term of the Employment Agreement without the NEO's consent: (A) a material reduction in the NEO's Base Salary (as defined in the Employment Agreements) (other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions); (B) a relocation of the NEO's principal place of employment by more than 50 miles; (C) the Company's failure to pay amounts under the Employment Agreement when due; (D) a material, adverse change in the NEO's authority, duties, or responsibilities (other than temporarily while the NEO is physically or mentally incapacitated or as required by applicable law).

        The foregoing summary and description of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreements, which are filed as Exhibits (e)(5), (e)(6) and (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.

        For estimates of the value of the payments and benefits described above that would become payable to the named executive officers under the Employment Agreements if the Effective Time occurred on July 31, 2020 and the executives all experienced a qualifying termination of employment at such time, see "Quantification of Potential Payments to the Company's Named Executive Officers" below. The Company estimates that the amount of payments and benefits described above that would become payable to all of the Company's current named executive officers under the Employment Agreements if the Effective Time were July 31, 2020 and they all experienced a qualifying termination of employment at such time would be approximately $2.87 million in the aggregate.

        None of the Company's executive officers are eligible for tax gross-up payments if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Internal Revenue Code. Rather, the Employment Agreements include a "contingent cutback" provision such that, if the executive otherwise would be entitled to transaction-related payments and benefits (whether pursuant to the Employment Agreement or any other Company plan or agreement) that would be subject to the excise tax, then the amount of the payments and benefits will be reduced by the minimum amount necessary to prevent such payments and benefits from being subject to the excise tax, but only if the executive would be in a better after-tax position than if the executive received the full amount of the payments and benefits and paid the excise tax.

Agreements or Arrangements with Outside Directors

        All Company directors, other than Alex Rogers and John Greene, hold Company stock options, Company restricted stock units or Shares that were granted under the Company's Amended and Restated 2014 Incentive Compensation Plan, dated July 10, 2014, as amended and restated June 21, 2017. The Company stock options, Company restricted stock units and Shares held by these outside directors will generally be subject to the terms and conditions described above under "Effect of the Merger on Company Shares and Equity-Based Incentive Awards."

Quantification of Potential Payments to the Company's Named Executive Officers

        The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company's named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that the named executive officers will incur a severance-qualifying termination of employment immediately following completion of the Transactions. For additional details regarding the terms of the payments and benefits described below, see "—Employment Agreements."

        The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the closing of the Offer and completion of the Merger. For purposes of calculating the amounts below, the Company has assumed:

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  July 31, 2020 as the date of the closing of the Offer and occurrence of the Effective Time;

  •
  a termination of each named executive officer's employment without Cause or as a result of the executive's resignation for Good Reason immediately following the Effective Time; and

  •
  that the "contingent cutback" provision in the Employment Agreements described above will not apply to any of the named executive officers.

 Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Philip Hartstein	997,033	310,000	31,200	1,338,233
President and Chief Executive Officer
Jevan Anderson	577,500	299,666	36,702	913,868
Chief Financial Officer, Treasurer and Secretary
Julie Mar-Spinola	598,175	0	19,593	617,768
Chief Intellectual Property Officer

(1)
The cash amount payable to the named executive officers consists of the following payment:
  •
  an amount as separation pay equal to the named executive officer's annual base salary for a period of nine months (with respect to Mr. Anderson and Ms. Mar-Spinola) or 12 months (with respect to Mr. Hartstein) following the named executive officer's termination;

  •
  payments over 12 months, with respect to Mr. Hartstein, or nine months, with respect to Mr. Anderson and Ms. Mar-Spinola, equal to the average quarterly bonus paid or payable for the prior 12 fiscal quarters dating back to the first quarter of 2017; and

  •
  payment of the bonus (if any) for the quarter in which the termination occurs.

(2)
As of the Effective Time, each outstanding Company stock option, whether or not vested, that has an exercise price per share less than the Merger Consideration will fully vest and will be canceled and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (1) the excess, if any, of (A) the Merger Consideration over (B) the applicable per Share exercise price, multiplied by (2) the aggregate number of Shares subject to each such Company stock option immediately before the Effective Time. In addition, each outstanding award of Company restricted stock units will be vested in full as of immediately before the Effective Time and will be canceled and converted automatically into the right to receive an amount of cash, without interest, equal to (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Company restricted stock units immediately before the Effective Time. Payments in respect of these equity awards are single-trigger payments triggered by the Transactions alone because Parent is not assuming or substituting these equity awards. The estimated value to be received by the named executive officers for outstanding unvested equity awards that will become vested in connection with the Merger, including the value of related dividends or dividend equivalents, is set forth in the table below and assumes a price of $1.55 per Share.

Name	Stock Options ($)	Restricted Stock Units ($)
Philip Hartstein	0	310,000
President and Chief Executive Officer
Jevan Anderson	0	299,666
Chief Financial Officer, Treasurer and Secretary
Julie Mar-Spinola	0	0
Chief Intellectual Property Officer
(3)
If the named executive officer is entitled and timely and properly elects to continue coverage under the Company's group health plans pursuant to COBRA, the Company will pay or reimburse the named executive officer for his or her COBRA premiums for a period of nine months (with respect to Mr. Anderson and Ms. Mar-Spinola) or 12 months (with respect to Mr. Hartstein).

Exchange Act Section 16 Matters

        Pursuant to the Merger Agreement, the Company has agreed to take such steps as may be reasonably required or advisable to cause dispositions of the Company's equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

        The Merger Agreement provides that, prior to the time at which Parent irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Board or the Compensation Committee of the Board, to the extent required, will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Indemnification and Exculpation of Directors and Officers

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. The Company's amended and restated certificate of incorporation (as amended to date, the "Certificate of Incorporation") includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for breach of duty of loyalty;

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  for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

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  under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases or redemption); or

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  for transactions from which the director derived improper personal benefit.

        The Certificate of Incorporation provides that the Company must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or another enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation with respect to such claim, issue or matter. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. As permitted by Section 145 of the DGCL, the Company carries directors' and officers' insurance for our directors, officers and certain employees for some liabilities. The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The Company entered into indemnification agreements with its directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation provides for such limitation of liability.

        As permitted by the DGCL, the Company's Amended and Restated Bylaws (the "Bylaws") provide that: (1) the Company is required to indemnify and hold harmless its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (2) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent not prohibited by the DGCL, subject to certain limited exceptions; and (3) the rights conferred in the Bylaws are not exclusive.

        The Merger Agreement provides that for a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each, an "Indemnitee" and, collectively, the "Indemnitees") with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any legal action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, the fact that an Indemnitee is or was a director or officer of the Company or any of its subsidiaries or was acting in such capacity, at, or at any time prior to, the Effective Time (including any legal action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to enforcement of such provision in the Merger Agreement).

        In addition, the Merger Agreement provides that for a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent will cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, assume all obligations of the Company and each subsidiary of the Company to the Indemnitees in respect of indemnification, advancement of expenses and exculpation of liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of the Company or its subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between the Company or any of its subsidiaries and any Indemnitee (such as the indemnification agreements discussed above).

        Further, the Merger Agreement provides that for a period of six (6) years from and after the Effective Time, Parent will cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers of the Company and indemnification than are set forth as of the date of the Merger Agreement in the Company's Charter and Bylaws. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

        The Merger Agreement requires Parent and the Surviving Corporation to jointly and severally maintain in effect for at least six (6) years after the Effective Time, the Company's current policies of directors' and officers' liability insurance and fiduciary liability insurance on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer of the Company's current directors' and officers' liability and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the completion of the Transactions), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 250% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement. In lieu of the arrangements contemplated in the previous sentence, before the Effective Time, the Merger Agreement entitles the Company in consultation with Parent to, and at the request of Parent, the Company shall, purchase "tail" directors' and officers' liability and fiduciary liability insurance policies covering the matters described in the previous sentence and on like terms, scope and amount (and covering, without limitation, the Transactions) and, if the Company purchases such policies before the Effective Time, then Parent and the Surviving Corporation's obligations under the previous sentence will be satisfied as long as Parent and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        At a meeting held on June 9, 2020, after careful consideration, the Board, among other things, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of the Company tender their Shares in the Offer; and (v) approved, to the extent necessary, the taking of all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreements (as defined below) and the transactions contemplated by the

Merger Agreement and the Support Agreements not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

        Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

        A copy of a press release issued by the Company, dated June 10, 2020, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

        The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the members of the Board, members of the Company's management or the Company's representatives and other parties.

        As part of the Company's ongoing strategic planning process, with a view toward maximizing stockholder value, the Board and its management have over time regularly reviewed and evaluated the Company's strategic direction and alternatives in light of the performance of its business and operations and the market, as well as economic, competitive, and other conditions and developments.

        On March 7, 2018, at a regularly scheduled Board meeting, the Board engaged in a lengthy discussion regarding the Company's then-current profile and the strategic opportunities that the Company was exploring. Following this discussion, the Board approved authorizing the Company's Chief Executive Officer, Phil Hartstein, to (i) continue exploring opportunities for a strategic relationship with another patent monetization company, (ii) explore acquiring additional patents, and (iii) engage with an investment bank regarding acquisition opportunities.

        On May 2, 2018, at a regularly scheduled Board meeting, the Board continued its discussion regarding strategic planning. The Board discussed the viability of the Company as a publicly traded company, considering the relatively significant administrative costs of continuing as a small publicly traded company and the challenge of meeting quarterly results given the inherent unpredictability of the Company's licensing business and litigation settlements. The Board also noted that licensing and litigation counterparties can use pressure exerted on the Company by public stockholders to increase revenue as leverage against the Company in license negotiations and litigation. The Board discussed strategic alternatives, including acquiring additional software and security patents or businesses, developing new licensing programs beyond its core area of focus, exploring joint ventures with significant intellectual property owners to manage intellectual property monetization and a sale of the Company. Additionally, the Company, in connection with a presentation at the meeting by an industry consultant and an investment bank, considered means of returning cash to stockholders in the form of dividends and/or a stock repurchase program. At that meeting, the Board adopted a share repurchase program of up to $10 million.

        Additionally, at the May 2, 2018 Board meeting, the Board authorized the formation of a transaction committee (the "Transaction Committee"), consisting of independent directors Eric Benhamou and Michael Southworth. The Transaction Committee, in coordination with the Company's Chairman, Daniel Chinn, was delegated the power to oversee a sales process and make certain day-to-day decisions but was not empowered to ultimately reject or approve any transaction.

        On June 13, 2018, the Board met telephonically to interview two potential financial advisors to assist the Board in identifying, reviewing and implementing strategic alternatives. The Board asked questions of the representatives of each of the financial advisors. The Board discussed each of the presentations and each investment bank's experience in advising publicly traded companies under similar circumstances. After the consideration of those and other factors, on June 16, 2018, the Board engaged Atlas Technology Group LLC ("Atlas") as its financial advisor.

        On August 1, 2018, at a regularly scheduled Board meeting, the Board approved publicly announcing the intent to explore strategic options and the hiring of Atlas, and authorized Atlas to begin outreach to potential transaction partners. The Board also discussed patent monetization opportunities that the Company had been evaluating, including the possible acquisition of another patent monetization firm and the expansion of an existing relationship with a large technology company. The Board considered the complicated nature of such a transaction, which would involve the use of net operating losses and also expressed due diligence and business concerns regarding the potential target.

        On August 2, 2018, on the Company's 2018 second quarter earnings call, Mr. Hartstein announced that the Company had hired Atlas to assist it in exploring strategic options to maximize the delivery of value to stockholders.

        On August 2, 2018, the Company's common stock closed trading at $3.94 per share on Nasdaq.

        Beginning on August 22, 2018 and continuing through November 2018, at the direction of the Board, Atlas contacted more than 50 parties to explore interest in a transaction with the Company, including a sale of the Company, potential acquisitions by the Company and joint venture proposals involving combined management of patent portfolios. Of these, 11 parties entered into confidentiality agreements with the Company, including Fortress Investment Group LLC ("Fortress") on September 22, 2018. The confidentiality agreements did not include a "standstill" provision.

        During this time period, the parties who signed confidentiality agreements were granted access to a virtual data room in order for them to conduct due diligence. Representatives of management also held meetings regarding the Company with seven parties and held various due diligence calls, including with representatives of Fortress as noted below. The 11 parties who signed confidentiality agreements were also provided with Company financial projections including revenue and operating income through 2022. Such long-term financial projections quickly proved to be materially overly optimistic and were not updated or redistributed during the remainder of the strategic exploration process but rather (as discussed below) certain shorter-term quarterly forecasts were made available during 2019 and 2020.

        On September 6, 2018, members of management met with Party A, a strategic acquiror, regarding Company business matters.

        On September 19, 2018, Party B, a strategic acquiror, informed Atlas that it would have potential interest in pursuing an acquisition of the Company via a stock-for-stock merger.

        On September 19, 2018, representatives of Company management, including Mr. Hartstein, held a meeting with Party A regarding due diligence and Company business matters.

        On or about October 1, 2018, the Company became aware of a number of factors that would likely negatively impact its forecasted revenue projections and potentially its market value. Those included the movement or removal from court calendars of a number of 2019 trial dates against accused infringing companies. Additionally, the Company was encountering increasing difficulties on a long-term project it had been working on to expand an existing technology partnership.

        On October 3, 2018, the Board met via teleconference with management and representatives of Atlas present to discuss the Company's strategic alternatives exploration process to date. The Board discussed the complicated nature of exploring a stock-for-stock transaction with Party B and determined that it should continue discussions with the other interested parties rather than focus on the more complicated structure of a transaction with Party B. Following the meeting, representatives of Atlas informed Party B that the Board was not interested in a stock-for-stock transaction with Party B at that time.

        On October 4, 2018, members of Company management, including Mr. Hartstein, held a conference call with representatives of Fortress relating to the Company's business.

        On October 18, 2018, representatives of Company management and Fortress held a conference call to discuss due diligence items.

        On October 19, 2018, Party C, a financial-sponsor party, submitted a non-binding proposal to Atlas outlining its interest in an acquisition of all the stock of the Company for $4.60 per share in cash and requesting a 21-day due diligence period and up to $500,000 in expense reimbursement from the Company.

        On October 22, 2018, members of Company management, including Mr. Hartstein, met in person with representatives of Party A to review the Company's business and financial projections.

        On October 26, 2018, following communication with Atlas, Party C submitted a revised non-binding proposal to Atlas outlining its interest in an acquisition of all the stock of the Company for $4.60 per share in cash and requesting either a 21-day exclusivity period (with a possible 21-day extension) or up to $350,000 in expense reimbursement from the Company.

        On October 29, 2018, Party A, submitted a non-binding proposal to Atlas outlining its interest in an acquisition of all the stock of the Company for $4.29 per share in cash.

        On October 29, 2018, the Transaction Committee held a meeting with members of management, Atlas and Mr. Chinn and Gary Moore, a director of the Company, in attendance. Atlas updated the Transaction Committee on the proposals from Party A and Party C. The discussion included a comparison of each bid and the likelihood of consummating each potential transaction, given each bidder's financial condition and size. The Transaction Committee also discussed and considered each bidder's understanding of the Company's patent litigation strategy. Atlas further discussed with the Transaction Committee and other members of the Board the status of discussions with other parties, including the fact that Fortress and Party B were not as advanced in the process and that initial discussions had been held with other interested parties. The Company's outside general counsel, GCA Law Partners LLP ("GCA"), discussed the fiduciary duties of the Transaction Committee and the Board in the context of considering proposals.

        On October 31, 2018, representatives of Fortress and Mr. Hartstein participated in a telephone conference to discuss due diligence items relevant to a potential bid by Fortress.

        Following receipt of the non-binding proposals from Party A and Party C, Atlas informed each of them, including four other parties that had signed confidentiality agreements and had not withdrawn from considering a transaction, including Fortress, that the Board would consider proposals on November 8, 2018.

        On November 3, 2018, representatives of Atlas provided Fortress with additional information regarding the Company and reiterated the November 8, 2018 bid deadline.

        On November 5, 2018, members of Company management, including Mr. Hartstein, met with Party A at Party A's offices to discuss the Company's business.

        On November 6, 2018, the Company's common stock closed trading at $3.83 per share on Nasdaq.

        On November 7, 2018, Party C submitted a revised non-binding proposal to acquire all of the stock of the Company for $5.10 per share in cash. Party C also requested the exclusive right to transact with the Company through November 30, 2018 with the possibility of extending such exclusivity through December 14, 2018. Party C explained several weeks of exclusivity was necessary due to the Company's unique business and the need for significant intellectual property and litigation due diligence and that this period of exclusivity was a requirement in order for them to commit the necessary time and financial resources to such due diligence effort.

        Party A declined to resubmit a proposal based on its due diligence review and its view that an acquisition of the Company presented too much risk to its business and balance sheet. Fortress did not submit a proposal prior to the November 8, 2018 bid deadline.

        On November 8, 2018, the Board held a telephonic meeting. At that meeting, the Board engaged Perkins Coie LLP ("Perkins Coie") to serve as the Company's legal advisor in connection with potential strategic alternative transactions involving the Company. The meeting was also attended by representatives of Company management, Atlas and GCA. Representatives of Perkins Coie advised the Board regarding its fiduciary duties in connection with an evaluation of strategic alternatives and discussed possible process matters and the structure and timing of a potential transaction. After discussion, the Board determined to grant Party C exclusivity and to pursue Party C's $5.10 per share proposal.

        On November 9, 2018, Party C and the Company executed a letter agreement providing Party C with the exclusive right to negotiate with the Company through November 30, 2018, with the right to extend such exclusivity period to December 14, 2018, if the parties were continuing to work in good faith toward a transaction as of November 30, 2018. From November 9, 2018 through December 11, 2018, members of management and Party C held numerous telephonic and in-person meetings to discuss due diligence and the Company's business.

        On November 9, 2018, the Company's common stock closed trading at $3.87 per share on Nasdaq.

        On November 14, 2018, the Board held a regularly scheduled meeting in which the letter agreement with Party C dated November 9, 2018, was discussed and ratified.

        On November 28, 2018, counsel to Party C delivered a draft merger agreement to Perkins Coie.

        On November 30, 2018, the Transaction Committee held a meeting during which representatives of Atlas provided the Transaction Committee with an update on the merger agreement received from Party C on November 28, 2018. The discussion focused on Party C's proposal for a closing condition that the Company have a specified minimum cash balance, which the Company did not expect it would be able to satisfy.

        On December 6, 2018, the Board held a meeting with members of management, Atlas and GCA present. Representatives of Atlas updated the Board on recent discussions they had with Party C, including as to the minimum cash condition set forth in the draft merger agreement. Mr. Hartstein also described in detail to the Board the substance of his recent meetings with Party C. The Board discussed the likelihood that further discussions with Party C would result in a lower offer price and determined that the minimum cash condition represented an unacceptable closing contingency due to the significant uncertainty that the Company could meet such condition.

        On December 7, 2018, the Company's common stock closed trading at $2.78 per share on Nasdaq.

        Following completion of its due diligence review, on December 11, 2018, Party C reduced its offer to acquire all the Company's common stock from $5.10 to $3.75 per share due to Party C's view that the Company was unlikely to achieve its fourth quarter revenue forecast and due to the recent decline in the Company's share price on Nasdaq. Such offer was further conditioned on the Company maintaining a minimum amount of cash at closing. Later on December 11, 2018, the Company sent Party C a letter terminating exclusivity with Party C due to the reduced offer price and inclusion of a minimum cash requirement.

        On December 17, 2018, the Company announced an unfavorable jury verdict in its case against Juniper Networks. Around this time, the Company also determined that a certain long-term project to expand an existing technology partnership was not likely to be successful and learned that at least three of the Company's trials against accused infringers either had their trial dates delayed or removed from court calendars.

        On December 18, 2018, Mr. Hartstein and Party C discussed the Company's business and Party C indicated it had no change in its interest level. There were no further communications with Party C in 2018.

        On February 6, 2019, Party B submitted an unsolicited non-binding proposal to the Company to acquire all of the Company's stock in exchange for $1.86 per share in cash and a contingent value right that would pay out an undetermined amount based on Company performance over the next five years.

        On February 11, 2019, the Transaction Committee, plus Mr. Chinn, held a meeting to discuss Party B's February 6, 2019 unsolicited proposal. The Transaction Committee viewed the offer as inadequate with regard to consideration and structure. Mr. Chinn, on behalf of the Transaction Committee, communicated telephonically to the full Board on February 11, 2019 that the Transaction Committee recommended the Company reject the offer from Party B.

        On February 14, 2019, the Company informed Party B of the rejection of its proposal.

        On March 6, 2019, the Board held a regularly scheduled meeting with members of management and GCA in attendance and continued its discussion regarding exploration of strategic alternatives including the possible sale of certain of its assets or investments.

        On March 13, 2019, the Company held its quarterly earnings call and reported no revenue for the fourth quarter of 2018.

        On April 9, 2019, the Transaction Committee met with Mr. Chinn and representatives of Atlas and management to discuss plans to re-engage with potential bidders.

        On April 19, 2019, the Transaction Committee authorized Atlas to re-engage with previously interested parties and to engage with an existing insider stockholder, Party D, regarding a possible take-private transaction.

        On April 26, 2019, Party D indicated to Atlas that it would need to partner with another investment firm in order to pursue a take-private transaction and that plans were preliminary.

        On May 1, 2019, the Board held a regularly scheduled meeting with members of management and GCA present. The Board continued to discuss strategic opportunities, including exploration of joint venture/partnerships, agency relationships, acquisitions and other strategic investments. Mr. Hartstein also discussed potential target technologies, financing options for various opportunities and the staffing needs of the Company. The Board indicated an interest in exploring partnering relationships with large patent holders.

        On May 8, 2019, the Company held its quarterly earnings call and reported no revenue for the first quarter of 2019.

        In May 2019, Atlas again began proactively soliciting bidders for a sale of the Company at the direction of the Board. Atlas contacted seven parties, including Party A, Party B, Party C, Party D and Fortress. After some interactions, Party D ultimately determined that an acquisition of the Company did not fit within Party D's investment mandate.

        On May 15, 2019, Mr. Hartstein met in person with representatives of Fortress regarding possible re-engagement in the process by Fortress.

        On May 24, 2019, at the Company's offices, members of management met with representatives of Fortress with representatives of Atlas in attendance. Management discussed with Fortress updated business and due diligence materials and granted access to the virtual data room on May 29, 2019.

        On June 14, 2019, representatives of Atlas met with representatives of Fortress at Fortress' offices. Fortress expressed interest in exploring a transaction but indicated the need to conduct specialized due diligence on the Company's patents and licenses. Fortress conducted several due diligence calls with management and certain Company advisors during June 2019.

        On June 19, 2019, representatives of Fortress indicated by phone to Atlas that Fortress was interested in a transaction with the Company in the high $2.00s to up to $3.00 per share range.

        On June 26, 2019, the Board held a telephonic meeting in which the Board discussed a potential investment by the Company in a company focused on wireless charging. One of the directors also discussed a call he had with one of the Company's stockholders informing him that Party B had contacted the stockholder regarding coordinating on a transaction with the Company.

        On July 2, 2019, representatives of Atlas updated the Transaction Committee on the progress of its latest outreach to potential transaction partners, including the verbal price indication from Fortress.

        Atlas had various communications with representatives of Fortress regarding the Company's strategic process during July 2019.

        On July 12 and 17, 2019, Mr. Hartstein and Jevan Anderson, the Company's Chief Financial Officer, met in person with representatives of Fortress regarding the Company's business.

        On July 31, 2019, the Board held a regularly scheduled meeting in which representatives of management, Atlas and GCA were present. The Board received an update on and discussed strategic investment and partnering opportunities that the Company had been evaluating. Representatives of Atlas provided the Board with an update regarding parties who had indicated an interest in acquiring the Company, including the previous discussions with Party D. The Board instructed Atlas to communicate to interested parties that it was interested in pursuing a transaction at $3.50 per share or higher and was setting late August as a deadline for proposals.

        During August 2019, members of management and Atlas held multiple calls with each of Fortress, Party B and Party C regarding due diligence, business and process matters. On August 5, 2019, a quarterly financial projection for the Company through June 30, 2020, was added to the virtual data room.

        On August 14, 2019, Messrs. Hartstein and Anderson met in person with representatives of Fortress to discuss the Company's business.

        On August 18, 2019, Party C indicated to Atlas it was not interested in further pursuing a transaction.

        On August 27, 2019, Fortress delivered to Atlas a non-binding proposal to acquire all of the stock of the Company for a price in the range of $3.00 to $3.40 per share in cash, along with a request for the exclusive right to negotiate with the Company through October 11, 2019.

        On August 29, 2019, Party B communicated an oral offer to the Company to purchase all shares at $3.00 per share.

        On August 30, 2019, the Transaction Committee met with members of management and legal and financial advisors present and authorized Atlas to continue negotiating with Party B and Fortress to increase the offer price and remove any contingencies.

        Between August 30, 2019 and September 11, 2019, representatives of Atlas held multiple conversations with representatives of Party B and Fortress, including as to the sales process, the proposed price, the form and content of the proposed letter and exclusivity and diligence matters.

        On September 9, 2019, the Transaction Committee met with members of management and legal and financial advisors present to receive an update on discussions with Party B and Fortress, and to direct further negotiations aimed at increasing the proposal price.

        On September 11, 2019, Fortress delivered a revised non-binding letter of intent revising its per share proposal to $3.25 in cash and requesting 14 days of exclusivity. Party B indicated it would not be able to increase its offer price beyond $3.00 without the benefit of additional due diligence.

        On September 16, 2019, the Board along with management and legal and financial advisors met to consider the offers from Party B and Fortress and determined to authorize the entry into an exclusivity arrangement with Fortress through October 1, 2019.

        On September 17, 2019, the Company and Fortress executed a non-binding letter of intent providing Fortress with the exclusive right to negotiate with the Company through October 1, 2019, with the possibility of an extension through October 8, 2019.

        On September 20, 2019, Party B sent a letter to the Board criticizing the Company's sale process and expressing concern that the Company entered into exclusive negotiations with another party despite Party B's continuing interest in a transaction. Party B also alleged that it had previously communicated its willingness to consider making an offer at $3.50 per share if it could conduct three weeks of additional due diligence and indicated that it had not withdrawn its offer of $3.00 per share.

        From September 26, 2019 through October 9, 2019, representatives of Fortress and its advisors conducted due diligence on the Company.

        On September 27, 2019, after approval by the Board, at the request of Fortress, the Company and Fortress agreed to extend the exclusivity period through October 11, 2019.

        On October 1, 2019, the Company communicated to Party B that it had received the September 20, 2019 letter but due to the exclusivity arrangement with Fortress there were no further communications regarding the letter at that time.

        On October 5, 2019, representatives of Fortress informed Atlas that following its due diligence it was reducing its offer from $3.25 per share to a range of $2.30 to $2.60 per share. The reduction in the offer price terminated the exclusivity period under the terms of the letter of intent.

        On October 10, 2019, the Board held a telephonic meeting with members of management and legal and financial advisors present. The Board concluded that there should be no further negotiations with Fortress at that time due to its offer price reduction. The Board authorized Atlas to reengage with Party B given its recent outreach on the condition that Party B would agree to a customary standstill arrangement to prevent it from acquiring Company shares without approval from the Board. The Board required a customary standstill arrangement to ensure Party B would participate in a negotiated transaction so that the Board could direct an orderly process in the best interests of stockholders.

        On October 10, 2019, Atlas informed Party B that the Company would reengage in negotiations upon Party B agreeing to a standstill.

        From October 14, 2019 through November 14, 2019, members of the Transaction Committee, management and Perkins Coie and Party B and its legal counsel negotiated the terms of the standstill. Party B also requested three weeks of exclusivity to conduct due diligence in order to confirm its prior $3.00 offer price or make a higher offer as suggested in its September 20, 2019 letter.

        On November 3, 2019, the Transaction Committee met with members of management and legal and financial advisors present to discuss the terms of the standstill arrangement and evaluate Party B's exclusivity request. The Transaction Committee authorized exclusivity through November 27, 2019 if an agreement to a standstill on market terms could be reached.

        On November 13, 2019, the Board met with members of management and legal and financial advisors present and approved the entry into an amended confidentiality agreement with Party B, including granting Party B exclusivity through December 4, 2019.

        On November 14, 2019, the Company and Party B entered into an amendment to their confidentiality agreement restricting Party B from acquiring more than 6% of the Company's outstanding shares without Board approval prior to March 30, 2020 and providing Party B with the exclusive right to negotiate with the Company through December 4, 2019.

        On November 18, 2019, members of management, including Mr. Hartstein, and Party B telephonically discussed due diligence matters.

        On December 5, 2019, Party B provided a letter to Atlas offering $2.75 per share and requiring the Company to maintain a minimum cash balance of $48.3 million as of December 31, 2019. The Company's cash balance at September 30, 2019 was approximately $34 million.

        On December 5, 2019, the Board met with members of management and legal and financial advisors present. After discussion, the Board determined to reject Party B's offer because the Company was unlikely to meet the minimum cash balance requirement. The Board further instructed Atlas to contact each of Party B and Fortress and request "best and final" bids.

        On December 10, 2019, Atlas delivered a letter to Party B and Fortress asking for "best and final" bids by December 12, 2019.

        On December 12, 2019, Party B reiterated its offer to acquire the Company at $2.75 per share but adjusted its December 31, 2019 minimum cash balance requirements down from $48.3 million to $35 million.

        On December 13, 2019, representatives of Fortress informed Atlas that it would not submit another proposal at that time to acquire the Company.

        On December 15, 2019, the Board met with members of management and legal and financial advisors present. Perkins Coie advised the Board on its fiduciary duties and Atlas provided the Board an update on discussions with Party B and Fortress and reviewed the terms of Party B's offer. The Board considered Party B's offer and exclusivity request and authorized the Company to execute a letter agreement providing Party B with exclusivity through January 10, 2020.

        On December 18, 2019, the Company and Party B signed a letter agreement providing Party B with the exclusive right to negotiate with the Company through January 10, 2020.

        Party B conducted due diligence and its representatives negotiated terms of the merger agreement and other documents with the Company's representatives from December 18, 2019 through January 31, 2020.

        On January 8, 2020, the Company's management received an unsolicited communication from a previously unknown private investment firm, inviting the Company to enter into confidential discussions regarding a potential transaction that would involve both a spin-out of its core business and the sale of Finjan Mobile and Finjan. No further details were provided. Under the exclusivity terms of the letter agreement, the Company notified Party B of the inquiry and there were no further communications with the private investment firm.

        On January 9, 2020, the Board held a telephonic meeting. The meeting was also attended by representatives of management, and legal and financial advisors. Representatives of Perkins Coie reviewed fiduciary duty matters with the Board and updated them as to the ongoing negotiations with Party B on the definitive merger agreement. The Board was also informed of the unsolicited inquiry received from a private investment firm.

        After approval from the Board, on January 10, 2020, the parties executed an agreement extending Party B's exclusivity through January 16, 2020.

        On January 15, 2020, Party B's legal counsel informed representatives of Perkins Coie that Party B's board of directors was unwilling to proceed with the transaction without receiving a fairness opinion, which it expected to take several weeks to prepare. Party B asked for an extension of exclusivity through February 3, 2020 to allow for the preparation of such fairness opinion.

        On January 17, 2020, the Company received an unfavorable order from the court in its case against Checkpoint, which order was sealed from the public through January 29, 2020.

        On January 20, 2020, the parties executed an agreement extending Party B's exclusivity through February 3, 2020.

        On January 31, 2020, representatives of Party B informed Perkins Coie that it was pausing further pursuit of the Company given the adverse decision in the Company's case against Checkpoint.

        On February 3, 2020, Party B sent a letter to the Board indicating that Party B wished to deal directly with the Board on any further discussion regarding a potential transaction with the Company.

        On February 8, 2020, the Transaction Committee, joined by Mr. Chinn, and Board members Glenn Daniel and John Greene, held a meeting which was also attended by legal advisors to the Company. The discussion involved Party B's February 3, 2020 letter. The Transaction Committee decided to seek more information from the Company's management before responding to the February 3, 2020 letter.

        On February 11, 2020, the Transaction Committee, joined by Mr. Chinn, management and legal advisors, held a meeting. The Transaction Committee determined to authorize Board members to reach out to Party B to further discuss a possible transaction.

        On February 12, 2020, the Transaction Committee, joined by Mr. Chinn, management and financial and legal advisors, held a meeting. The meeting involved discussions about the prospective negotiation and discussion points with Party B.

        On February 18, 2020, Messrs. Chinn and Southworth met in person with representatives of Party B. Party B orally proposed a transaction whereby Company stockholders would receive a distribution of the Company's current cash and a contingent value right representing the right to receive a percentage of the Company's future revenue. Additional follow-up communications were had between the directors and Party B through March 3, 2020.

        On February 26, 2020, the Board held a meeting with representatives of management and GCA present. The full Board was updated on the recent discussion with Party B and, after reviewing the Company's strategic alternative exploration process to date, the Board authorized the Company to publicly announce the close of such process so that management and the Board could better focus on operating the Company's business.

        On March 4, 2020, the Company publicly announced that after a thorough exploration of various strategic options with its financial and legal advisors, the Board resolved to bring the strategic process to a close. This announcement coincided with the Company's quarterly earnings call where the Company reported no revenue for the fourth quarter of 2019.

        On March 16, 2020, the U.S. District Court for the Southern District of California declared a mistrial in the Company's case against ESET due to the COVID-19 pandemic.

        On March 18, 2020, the Company's common stock closed trading at $0.78 per share on Nasdaq.

        On April 1, 2020, Party B informed Mr. Chinn of its intent to purchase additional shares of the Company in the market that would trigger a Schedule 13D filing by Party B. Party B also noted that it was interested in acquiring the Company at $1.50 per share and asked for an opportunity to reengage with the Company prior to acquiring more Company shares in the market. Mr. Chinn responded that Party B still possessed a significant amount of material, non-public information regarding the Company obtained through its due diligence, which the Company believed would restrict its ability to acquire shares of the Company in the market.

        On April 5, 2020, the Board held a telephonic meeting. The meeting was also attended by representatives of management and legal advisors. The Board discussed the latest offer from Party B of $1.50 per share. The Board asked management to perform a liquidation value analysis to determine whether it would be more desirable for the Company to liquidate than to sell at $1.50 per share to Party B. Management subsequently shared such preliminary analysis with the Transaction Committee.

        On April 6, 2020, Mr. Chinn delivered a letter to Party B noting the restrictions in applicable law and the confidentiality agreement between the parties that prevented Party B from acquiring Company shares when in possession of material, non-public information regarding the Company. In further correspondence, Party B confirmed its interest in pursuing a transaction with the Company at $1.50 per share and requested two weeks of additional exclusivity.

        On April 12, 2020, members of management contacted representatives of Fortress to inquire whether they had an interest in reengaging in acquisition discussions.

        On April 13, 2020, the Company and Party B entered into a letter agreement providing Party B the exclusive right to negotiate with the Company through April 20, 2020. Such letter agreement also included a representation that Party B's beneficial ownership of the Company was less than 5% and provided for a standstill through April 20, 2020.

        Following the expiration of the exclusivity period with Party B on April 20, 2020, Atlas contacted Fortress on April 21, 2020 to explore whether it had interest to reengage in discussions to acquire the Company. Throughout late April and early May members of the Board communicated with representatives of Party B regarding the possibility and timing of a potential transaction.

        On April 24 and 28, 2020, representatives of Fortress and representatives of the Company's management spoke telephonically regarding certain business and due diligence matters.

        On April 28, 2020, the Company provided Fortress with quarterly financial projections for the remainder of 2020. Such projections had previously been provided to Party B. Company management engaged with Fortress on various due diligence matters through June 9, 2020.

        On April 29, 2020, Party B informed the Company that it was not willing to pursue a transaction at $1.50 per share and proposed restructuring the transaction as an asset purchase. Party B also indicated that it would need to perform further due diligence on the Company.

        On April 30, 2020, representatives of Atlas spoke with representatives of Fortress who confirmed its interest in reengaging in the process and indicated its ability to move quickly toward a transaction.

        From May 1 to May 8, 2020, representatives of Atlas held numerous calls with representatives of Fortress about information required for its internal process, updates to the Company's business case and additional due diligence requirements.

        On May 4, 2020, the Board held a telephonic meeting. The meeting was also attended by representatives of management, and legal and financial advisors. The Board discussed a call that Mr. Southworth had with an executive from Party B. Atlas also reported interest by Fortress in reengaging in the process. The Board discussed Party B's desire to pursue an asset purchase. Given the current interest from Fortress and the potential drawbacks and complications of an asset purchase structure, the Board concluded that pursuing an asset purchase transaction with Party B would not be in the best interest of stockholders. The Board instructed Atlas to continue to explore whether Fortress had an interest in a transaction.

        On May 5, 2020, the Company received a written non-binding letter of intent from Fortress proposing to acquire the Company for $1.50 per share, which also contemplated an exclusivity period until June 19, 2020.

        On May 7, 2020, the Board held a telephonic meeting with members of management and financial and legal advisors present. The Board discussed and considered the proposal by Fortress along with its request for exclusivity. The Board instructed Atlas to request that Fortress increase its bid to $1.60 per share and shorten the exclusivity period.

        On May 7, 2020, a draft merger agreement prepared by Perkins Coie was provided to Fortress by Atlas.

        On May 8, 2020, after discussions with Atlas, Fortress raised its proposal to $1.55 per share in a revised non-binding letter of intent which contained an exclusive right to negotiate with the Company until June 8, 2020, which letter was ultimately signed by both parties on May 11, 2020.

        On May 8, 2020, the Company's common stock closed trading at $1.24 per share on Nasdaq.

        On May 9, 2020, Fortress and Sidley Austin LLP, outside counsel to Parent ("Sidley"), were granted access to the Company's virtual data room.

        During the week of May 11, 2020, Fortress and its representatives conducted due diligence, including conversation with the Company's litigation counsel, and requested additional materials be posted to the virtual data room.

        On May 13, 2020, representatives of Perkins Coie and Sidley had an initial discussion regarding certain aspects of the merger agreement. Over the course of May 15, 2020 through June 6, 2020, the Company uploaded additional confidential, non-public documents to the virtual data room, including documents that were responsive to Fortress' additional diligence questions.

        On May 21, 2020, Sidley provided Perkins Coie with initial comments to the merger agreement and requested certain stockholders and all directors and officers enter into support agreements to tender their shares. The draft merger agreement delivered by Sidley provided, among other things, for a break-up fee in an amount equal to 4.5% of the Company's total equity value and full expense reimbursement upon a termination of the merger agreement in certain circumstances.

        Sidley delivered Perkins Coie a draft form of support agreement on May 23, 2020.

        On May 27, 2020, the Company provided Fortress with updated quarterly financial projections through December 31, 2020.

        On May 27, 2020, a revised merger agreement was sent by Perkins Coie to Sidley, which included, among other things, a counter-proposal reducing the break-up fee to 4% of the Company's total equity value and eliminating the expense reimbursement.

        Between May 28, 2020 and June 9, 2020, Sidley and Perkins Coie continued to negotiate the merger agreement, the form of support agreement and the equity commitment letter. Sidley and Perkins Coie negotiated terms of the merger agreement, including with respect to the amount of the break-up fee and expense reimbursement, the fiduciary out process and interim operating covenants. Sidley and Perkins Coie also negotiated terms of the support agreements including the termination provisions. The Board and Transaction Committee were updated on the negotiations on a frequent basis. Those discussions and negotiations included the following:

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  On June 2, 2020, a revised merger agreement was sent by Sidley to Perkins Coie, which included, among other things, a proposal to cap the expense reimbursement at $1.5 million and indicating that if the Company were willing to agree to the expense reimbursement proposal,

    Fortress would agree to a break-up fee of 4% of the Company's total equity value. An initial draft of the equity commitment letter was also sent to Perkins Coie at that time.

  •
  On June 5, 2020, a revised merger agreement was sent by Perkins Coie to Sidley, which included, among other things, a counter-proposal capping the expense reimbursement to $600,000 and limiting the circumstances under which such expense reimbursement would be payable.

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  On June 7, 2020, a telephone conference including representatives of Perkins Coie, Sidley, Fortress, the Company and Atlas took place to negotiate the outstanding points on the merger agreement. During that meeting, the Company and Fortress agreed, among other things, to the expense reimbursement and termination fee included in the final Merger Agreement.

        On June 7, 2020, representatives of Fortress and the Company and their respective advisors discussed extending the exclusivity period from June 8, 2020 through June 10, 2020 to allow sufficient time to finalize the definitive agreements and negotiated certain outstanding matters.

        On June 8, 2020, at the request of Fortress and upon approval by the Transaction Committee, the Company and Fortress extended the exclusivity period from June 8, 2020 through June 10, 2020 to allow sufficient time to finalize the definitive agreements.

        On June 9, 2020, the Board held a telephonic meeting to consider the Merger Agreement and the Merger. The Board held a full discussion and received a presentation by its legal advisors regarding the Board's fiduciary duties in the context of the Merger and the final terms of the definitive agreements. Atlas provided the Board with a presentation and its opinion that the Merger Consideration was fair to the shareholders from a financial point of view. The Board then unanimously approved the Merger Agreement and the transactions contemplated therein, including the Merger and the Offer, and recommended that Company stockholders tender their shares of Company common stock in the Offer.

        On June 9, 2020, the Company's common stock closed trading at $1.33 per share on Nasdaq.

        On June 10, 2020, the Merger Agreement was executed by the Company, Parent and Merger Sub. Also on the same day, the supporting stockholders entered into support agreements with Parent and Merger Sub agreeing that they will tender their shares to Parent in the Offer, subject to the limitations therein, including if the Merger Agreement is terminated in accordance with its terms.

        On June 10, 2020, prior to the opening of trading on Nasdaq, the Company issued a press release and filed a Current Report on Form 8-K with the SEC announcing the entry into the Merger Agreement and related transactions.

        On June 24, 2020, the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Board

        The Board carefully considered the Offer and the Transactions, including the Merger, consulted with the Company's management and its financial and legal advisors, and took into account numerous factors, including, but not limited to, the information and factors listed below. The Board has unanimously determined that the Merger Agreement and the Transactions, including the Offer, are fair to, advisable and in the best interests of, the Company and its stockholders, adopted and approved the Merger Agreement (including the execution, delivery and performance thereof) and the Transactions (including the completion thereof), determined it advisable that the Company enter into the Merger Agreement and complete the Transactions in accordance with the DGCL (including Section 251(h) and other applicable provisions thereof), and resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer, after carefully considering numerous factors and information, including the following material factors and information:

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  The Offer Price to be paid by Merger Sub would provide the Company's stockholders with the opportunity to receive a premium over the market price of the Shares. The Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of:

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  approximately 15.8% to the Company's closing share price on June 8, 2020;

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  approximately 20.2% to the Company's closing share price on June 1, 2020, the one week prior to June 8, 2020;

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  approximately 26.1% to the Company's closing share price on May 8, 2020 and 17.4% to the volume weighted average share price for the one month prior to June 8, 2020; and

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  approximately 30.8% to the volume weighted average share price for the three months prior to June 8, 2020.

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  The fact that the form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company's stockholders and does not expose them to future risks related to the business or the financial markets generally.

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  The Board's full review of strategic alternatives reasonably available to the Company including acquiring additional software and security patents or businesses, developing new licensing programs beyond its core area of focus, exploring joint ventures with significant intellectual property owners to manage intellectual property monetization, share repurchases and dividends, liquidation of its assets and a sale of the Company or certain of its assets.

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  The Board's understanding of the Company's business, assets, financial condition, liquidity position and results of operations, its historical and prospective performance, and the nature of its industry.

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  The Board's belief, after a publicly announced and comprehensive exploration of strategic alternatives reasonably available to the Company, that the outcome of the process during which over 50 potential bidders (including both financial sponsors and strategic parties) were contacted, the financial prospects of the Company and the execution risk associated with a stand-alone strategy for the Company, in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that the completion of the Offer and the completion of the Transactions represent the Company's best reasonably available prospect for maximizing stockholder value.

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  The Board's belief that the proposal offered by Fortress was the best reasonably available to maximize stockholder value given the extensive and long-term discussions and negotiations with other bidders and the withdrawal of Party B from the process in late April 2020.

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  The Board's belief that, based on negotiations and discussions with Fortress, the Offer Price represented the highest price Fortress was willing to pay.

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  The Board's conclusion that the Merger Agreement (i) was the product of arm's length negotiations, (ii) contained terms and conditions that were favorable to the Company and (iii) was the result of an extensive and competitive solicitation process.

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  The Company's current and historical business, financial condition, results of operations and competitive position as well as the Company's long-term business plan and prospects if it were to remain an independent, stand-alone public company, including the prospective risks to the Company in such circumstances including with respect to the uncertainties of successfully implementing its long-term business plans, and other risks relating to conducting the business, and the potential impact of those factors on the future trading price of the Shares.

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  The relatively significant administrative costs of continuing as a small publicly-traded company.

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  The challenge of meeting quarterly investor expectations or providing meaningful financial guidance to investors given the inherent unpredictability of the Company's licensing and litigation settlements, which frequently leads to fiscal quarters with no revenue.

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  The Shares have historically been thinly traded on Nasdaq, resulting in price volatility and illiquidity for stockholders.

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  The fact that as a small standalone publicly-traded company licensing and litigation counterparties can use pressure exerted on the Company by its public shareholders to increase revenue as leverage against the Company in license negotiations and litigation.

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  The Company's declining Share price on Nasdaq during the strategic exploration process from a high closing price of $5.08 on October 8, 2018 to a low closing price of $0.78 on March 18, 2020.

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  The Company's diminishing value as evidenced by its Share price decline, unfavorable recent court rulings in certain of its cases and the additional litigation costs and other expenses from litigation and trial delays due to the COVID-19 pandemic.

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  The Company's high operating costs, especially legal costs (in 2019 the Company had total operating expenses of $33.7 million compared to revenues of $13.2 million), and declining cash balances, which operating costs and cash expenditures have increased given prolonged trial schedules due to tactical delays by defendants and more recently due to COVID-19 related delays and uncertainties.

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  Negative impacts on the Company's business and prospects due to the COVID-19 pandemic, many of which have or are likely to delay or frustrate the Company's revenue streams and increase its operating expenses, including the mistrial in the Company's case against ESET, revenue impacts relating to the difficulties of directly engaging in licensing negotiations in a remote working environment, court closures, uncertainty regarding court reopenings, the likely slow recovery in intellectual property licensing due to its non-essential nature and general economic and other uncertainties.

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  The likelihood that due to the high operating costs, recent cash burn and uncertainties around COVID-19 related trial delays and lengthened court timelines, the Company would need to finance its operations through a capital raise in the near future and that such capital raise may be dilutive to stockholders and may not be available to the Company on acceptable terms or at all.

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  The written opinion of Atlas Technology Group LLC ("Atlas") to the effect that, as of June 9, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by Atlas as set forth in its opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view, to such holders of the Shares. The full text of Atlas's written opinion is attached hereto as Annex A. For further discussion of the Atlas opinion, see "Item 4—The Solicitation or Recommendation—Opinion of the Company's Financial Advisor" below.

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  The Board considered the structure of the transaction as a two-step merger transaction under Section 251(h) of the DGCL, which potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company's stockholders who do not tender in the Offer will receive the same cash price as is paid in the Offer, and that such relatively short timeframe would be expected to increase the certainty of closing and reduce the potential disruption to the Company's business pending closing.

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  The likelihood that the Offer and the Merger would be completed, including:

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  Merger Sub may, subject to certain conditions, extend the period of the Offer in various circumstances.

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  The Company may require Merger Sub to extend the period of the Offer in certain circumstances where the Offer Conditions have not been met.

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  The conditions to the Offer and the Merger are specific and limited, including the absence of a financing condition.

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  The conditions to closing contained in the Merger Agreement are reasonable and customary in number and scope and which, in the case of the condition related to the accuracy of the Company's representations and warranties, are generally subject to a Company Material Adverse Effect qualification.

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  The Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer.

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  The fact that certain significant stockholders and the directors and officers of the Company, who in the aggregate own approximately 28% of the outstanding Shares, have indicated their support for the Merger and agreed to tender their Shares in the Offer pursuant to the Support Agreements.

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  The likelihood of there being no significant antitrust or other regulatory impediments.

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  The business reputation and financial capabilities of Fortress and the Equity Commitment Letter, which provide Parent and Merger Sub with sufficient financial resources to consummate the Offer and the Merger.

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  The outside date under the Merger Agreement on which either party, subject to specified exceptions, can terminate the Merger Agreement allows for sufficient time to complete the Transactions.

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  The Company's ability, under various circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement.

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  The Company's ability, in specified circumstances, to consider unsolicited alternative proposals from third parties, along with the Board's ability, in specified circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal or an intervening event or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the "Termination Fee") of $1,353,709 and/or reimbursing Parent for its expenses (the "Expense Reimbursement") of up to $1,000,000 prior to or concurrently with the termination.

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  The Board's belief that, especially given the Company's extensive and publicly announced exploration of strategic alternatives, the applicable Termination Fee and Expense Reimbursement payable to Parent in the circumstances described above would be reasonable and customary in the context of termination fees and expense reimbursements payable in comparable transactions, and in light of the benefits of the Offer and the Transactions and the overall terms of the

    Merger Agreement, would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

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  The Board also weighed the factors described above against other factors and potential risks associated with entering into the Merger Agreement, including among other things, the following:

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  The availability of statutory appraisal rights under Delaware law for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under Delaware law. See "Item 8—Additional Information—Appraisal Rights" below.

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  The Company's current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions.

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  The costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of the Company's management and other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to the Company's business operations and future prospects.

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  The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions.

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  The risk that the proposed Transactions might not be completed and the potential effects of a resulting public announcement of termination of the Merger Agreement on:

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  The trading price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether a termination results from factors adversely affecting the Company, (ii) the possibility that the market would consider the Company to be a less attractive investment or acquisition candidate going forward, and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement.

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  The Company's operating results and financial condition, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement of the Company to pay a Termination Fee and/or Expense Reimbursement to Parent.

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  The ability to retain key personnel and other employees.

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  There is no assurance that all conditions to the parties' obligations to complete the Offer or the Merger will be satisfied.

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  The fact that the Company's executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company's other stockholders. For a further discussion of such potential conflicts of interest, see "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

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  The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from further implementing its business plans or undertaking business opportunities, including related to licensing, settlement and litigation matters that may arise pending the completion of the Offer and the Merger) and (ii) the Termination Fee and Expense Reimbursement that could become payable by the Company if the Merger Agreement is terminated under specified circumstances, including, among other things, if the Company enters into an acquisition agreement in connection with a superior proposal.

    •
    The risk that the amounts that may be payable by the Company upon the termination of the Merger Agreement could discourage other potential acquirers from making a competing bid to acquire the Company.

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    The restrictions on soliciting competing proposals.

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    The fact that the cash consideration paid in the Offer and the Merger would be taxable to the Company's stockholders that are U.S. holders for U.S. federal income tax purposes.

        The Board concluded that, overall, the potential benefits of the Merger Agreement and the Transactions (including the Offer and the Merger) to the Company's stockholders outweighed the risks and uncertainties of the Merger Agreement and the Transactions (including the Offer and the Merger).

        Accordingly, in light of the information and factors described above, among other things, the Board unanimously determined that the Offer, is fair to, advisable and in the best interests of, the Company and its stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive but includes the material information and factors and analyses considered by the Board in reaching its recommendation. Due to the variety of information and factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific information and factors considered in reaching its determinations and recommendation but instead considered the totality of the information and factors involved. Moreover, each member of the Board applied his own individual judgment to the process and may have given different weight to different information and factors. In arriving at its recommendation, the Board was aware of the interests of the Company's executive officers, directors and affiliates as described in the section entitled "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

Opinion of the Company's Financial Advisor

        The Company retained Atlas Technology Group ("Atlas") to act as its financial advisor in connection with the Offer and the Merger based on Atlas' qualifications, expertise, reputation and knowledge of its business and affairs and the industry in which the Company operates. Atlas is an investment bank serving a broad client base through a range of advisory services, including mergers and acquisitions, and raising of capital. Atlas is continuously involved with providing advisory services that include the valuation of businesses and securities in connection with mergers and acquisitions. At a meeting of the Board on June 9, 2020, Atlas rendered its oral opinion, subsequently confirmed in writing, that, as of that date, and based on and subject to the considerations, limitations and other matters set forth in Atlas' written opinion, the Offer Price of $1.55 per share in cash less any withholding taxes under applicable law and without interest to be received by the Company's stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. Following the meeting, Atlas delivered to the Board its written opinion, dated June 9, 2020.

        The full text of Atlas' written opinion to the Board, dated June 9, 2020, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Atlas in rendering its opinion. You should read the opinion carefully in its entirety. Atlas' opinion does not constitute a recommendation to the Board or any committee thereof, to the Company's stockholders, or to any other person as to any specific action that should be taken in connection with the Merger, including whether any of the Company's stockholders should tender their Shares into the Offer or how any Company stockholder should otherwise act in respect of the Merger. The summary of Atlas' opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

        Atlas delivered its opinion to the Board for the benefit and use of the Board in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. The Offer Price that the Company's stockholders would receive in the Offer and the Merger, respectively, was determined through arm's-length negotiations between the Company, on the one hand, and Fortress, Parent and Merger Sub, on the other hand, and was approved by the Board.

        The opinion addresses only whether the Offer Price to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. The opinion does not address the Company's underlying business decision to enter into the Merger Agreement, or the relative merits of the Offer and the Merger as compared to any alternatives that may be available to the Company. Atlas was not asked to offer, nor has it offered, any opinion as to the material terms of the Merger Agreement (other than as expressly set forth in the opinion with respect to the fairness of the Offer Price) or the structure of the transactions contemplated by the Merger Agreement. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of the Company's officers, directors or employees, or class of such persons, including, without limitation, in relation to the Offer Price.

        For purposes of its opinion, Atlas:

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  reviewed certain publicly available financial statements and other business and financial information relating to the Company;

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  reviewed certain internal financial statements and other financial and operating data that were not publicly available relating to the Company;

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  reviewed certain forward-looking financial and other information prepared by management of the Company and furnished to or shared with Atlas by the Company (the "Company Projections");

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  discussed the past and current business, operations, financial condition and the prospects of the Company, including Company Projections, with management of the Company (including their views on the risks and uncertainties of achieving such prospects);

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  reviewed the historical market prices and trading activity for the Shares;

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  compared the financial performance of the Company and the historical market prices and trading activity of the Shares with that of certain other selected publicly-traded companies;

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  reviewed the financial terms, to the extent publicly available, of selected acquisition transactions that Atlas deemed relevant and compared the proposed financial terms of the Transaction with the financial terms of such selected acquisition transactions;

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  reviewed the premium to be paid to the Company's stock price in the Transaction and compared that premium to the premiums paid in other recent transactions that Atlas deemed relevant;

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  performed a discounted cash flow analysis of the Company in which Atlas analyzed future cash flows of the Company using the Company Projections and other assumptions provided by management;

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  reviewed the Company's filings with the Securities and Exchange Commission; and

  •
  reviewed the most recent draft of the Merger Agreement available to Atlas at the time, dated June 7, 2020, and certain related documents.

        In preparing its opinion, Atlas assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Atlas by the Company. With respect to the Company Projections, Atlas was advised by the Company's management that such projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management of the future financial performance of the Company. Atlas did not undertake any responsibility for the accuracy, completeness or independent verification of such information and assumes no responsibility for, and expressed no view as to, such projections or the assumptions on which they were based.

        In addition, Atlas assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the June 7, 2020 draft Merger Agreement furnished to Atlas and that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by Atlas. Atlas also assumed that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to Atlas' analysis. Atlas also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be timely obtained without any material restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Atlas as of, June 9, 2020. Atlas assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after June 9, 2020.

        Atlas did not make any independent investigation of any legal, accounting or tax matters affecting the Company, the Offer or the Merger, and it assumed the correctness of all legal, accounting and tax advice given to the Company and the Board. Atlas was not asked to prepare, nor has it prepared, an appraisal of any of the assets or liabilities of the Company or concerning the solvency or fair value of the Company, nor has Atlas been furnished with any such appraisals, and its opinion should not be construed as such. Atlas was requested to and did initiate discussions with and solicit indications of interest from certain third parties with respect to a possible transaction with the Company. Atlas also took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

        The following represents a summary of the material financial analyses performed by Atlas in connection with delivering its opinion to the Board. In order to fully understand the financial analyses performed by Atlas, the Company's stockholders should read the tables, below, together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Atlas.

Premiums Paid Analysis.

        Atlas reviewed the premiums (and discounts) paid in acquisitions of other publicly traded technology companies in the United States, since January 1, 2017, with transaction values between $15 million and $100 million. Atlas compared the transaction value of each with each target company's closing stock price one-day prior, one-week prior, and one-month prior to the transaction announcement to the implied premiums of the Offer Price to the Company's closing stock prices one-day prior, one-week prior, and one-month prior to the date of Atlas' fairness opinion. Based on the median data points for the one-day, one-week and one-month premiums of 18.4%, 21.0% and 33.2%, respectively, Atlas noted that applying these metrics implied a per share range for the Shares of $1.56 to $1.64. Due to the volatile nature of the price of the Shares, and micro-cap stocks in general, Atlas noted that this analysis has inherent limitations.

Premiums Paid Analysis

($ in millions)

				Premiums Paid
Date Announced	Target	Acquiror	Trans. Value	1 Day Prior	1 Week Prior	1 Month Prior
2/11/2020	Qumu Corporation (NasdaqCM:QUMU)	Synacor, Inc (NasdaqGM:SYNC)	$35.9	(2.3)%	(1.9)%	(3.8)%
12/13/2019	Majesco (NasdaqGM:MJCO)	Majesco Limited (BSE:539289)	$15.9	1.8%	1.9%	(8.9)%
12/4/2019	Eastman Kodak Company (NYSE:KODK)	K.F. Investors LLC	$22.2	(0.4)%	(5.7)%	(7.1)%
11/27/2019	Wayside Technology Group, Inc. (NasdaqGM:WSTG)	Shepherd Kaplan Krochuk, LLC; North & Webster SSG, LLC	$72.2	18.4%	21.0%	14.5%
10/8/2019	Astea International Inc.	IFS Americas, Inc.	$76.3	140.5%	137.6%	144.9%
7/16/2019	OmniComm Systems, Inc.	Anju Software, Inc.	$77.5	57.8%	68.2%	49.3%
5/6/2019	Intermolecular, Inc.	MERCK Kommanditgesellschaft auf Aktien (XTRA:MRK)	$76.4	5.3%	14.3%	7.1%
4/17/2019	ModSys International Ltd.	Advanced Computer Software Group Limited	$29.0	(8.3)%	(8.3)%	(1.0)%
3/29/2019	Sierra Monitor Corporation	MSA Safety Incorporated (NYSE: MSA)	$36.7	54.8%	72.9%	58.5%
12/20/2018	Inseego Corp. (NasdaqGS:INSG)	Golden Harbor Ltd.	$29.3	(15.7)%	(20.2)%	(15.7)%
10/31/2018	Intersections Inc.	General Catalyst Partners; WndrCo Holdings, LLC; iSubscribed Inc.	$85.1	112.7%	107.9%	95.7%
7/5/2018	Xplore Technologies Corp.	Zebra Technobgies Corporation (NasdaqGS:ZBRA)	$89.0	48.2%	53.5%	89.3%
6/29/2018	Echelon Corporation	Adesto Technologies Corporation (NasdaqCM:IOTS)	$44.1	104.3%	104.3%	91.0%
6/29/2018	Radisys Corporation	Reliance Industries Limited (NSEI::RELIANCE)	$96.5	145.7%	141.9%	124.9%
6/14/2018	Red Lion Hotels Corporation (NYSE:RLH)	Coliseum Capital Management, LLC; Brightleaf Capital	$39.1	(12.2)%	(9.9)%	2.5%
3/26/2018	CoAdna Holdings, Inc.	II-VI Incorporated (NasdaqGS:IIVI)	$85.0	60.1%	56.1%	60.9%
11/20/2017	CYREN Ltd. (NasdaqCM:CYRN)	Warburg Pincus LLC	$47.1	4.0%	6.4%	31.6%
10/5/2017	Onvia, Inc.	Project Diamond Intermediate Holdings Corporation	$70.5	97.8%	95.7%	111.8%
7/2/2017	MRV Communications, Inc.	ADVA Optical Networking SE (XTRA:ADV)	$69.0	1.5%	8.1%	11.7%
4/26/2017	Sajan, Inc.	Amplexor USA, Inc.	$28.4	46.1%	61.1%	59.7%
1/3/2017	Kopin Corporation (NasdaqCM:KOPN)	Goertek Inc. (SZSE:002241)	$24.7	14.4%	9.8%	33.2%

		Median	$47.1	18.4%	21.0%	33.2%

Discounted Cash Flow Analysis.

        Atlas conducted a discounted cash flow analysis for the purpose of determining a range of present values per share for the Shares. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating the current value of the cash flows generated by the asset, which is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors.

        In calculating the standalone equity values implied by the discounted cash flow analysis, Atlas used Company Projections for the unlevered cash flows for the remainder of the year ending December 31, 2020. In addition, Atlas used the following assumptions, based on and derived from information provided by management, and that management confirmed were reasonable as of the date of Atlas' opinion, to forecast the unlevered free cash flows for calendar years 2021 through 2024:

  •
  the Offer and the Merger close by July 31, 2020;

  •
  $140 million in cumulative litigation-related revenue spread equally across the years 2021 to 2024;

  •
  $20 million in cumulative licensing and other revenue over the four-year period with $6 million per year realized in 2021 and 2022 and $4 million per year realized in 2023 and 2024;

  •
  gross margin of 85.7% in 2021 and gross margins of 90.0% in each subsequent period; and

  •
  operating expenses based on levels forecast in the Company Projections for 2020; litigation expenses from 2021 to 2024 based on historical billings and the expected billings from its law firms assuming cases are finalized over the duration of the forecast period; a reduction from historical levels for expenses related to the Company's mobile portfolio; and all other expenses (finance and operations) held steady from 2021 to 2024 consistent with managing the patent portfolio in a run-off scenario.

        Atlas did not apply any terminal value to its calculation of present value as there are no other assets to generate residual value once the current patent portfolio has been monetized.

        Atlas examined a broad range of discount rates reflecting estimates of the Company's weighted cost of capital, which were derived and calculated from, among other things, the application of the capital asset pricing model (12.9%) and the returns achieved in the Company's most recent equity financing (47.0%). Atlas discounted to present value the estimated unlevered free cash flow for the Company for the remainder of calendar year 2020, and for calendar years 2021 through 2024. The range of discount rates were estimated by Atlas utilizing its professional judgment and experience, taking into account publicly available data; comparative analysis; the Company's size; the aggressiveness of the projections (relative to recent historical results); and the theoretical current cost of capital (which, in Atlas' judgment, was equal to its current cost of equity capital given that the Company had no debt and its projected financial performance would make it challenging to raise debt financing on attractive terms). The theoretical cost of capital implied by the capital asset pricing model was viewed by management as lower than the true cost of capital required to fund the business, given the Company's recent financial performance. Atlas derived ranges of illustrative enterprise values for the Company based on the ranges of present values it derived by way of the process stated above. Atlas then added the net cash of the Company, including short-term investments, of approximately $27.6 million, an amount provided and confirmed by the Company's management, to the range of illustrative enterprise values it derived for the Company to establish a range of illustrative equity values for the Company. Atlas then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares using the treasury stock method, or 28.3 million total Shares, to derive a range of illustrative present values per Share ranging from $1.27 to $1.68. Atlas noted that when applying a mid-range of discount rates of 20% to 30%, which the Company's management believed was an appropriate cost of capital for the Company, the resulting range of present values per share was $1.42 to $1.55. Atlas noted that the Offer Price was at the high-end of the range of per share values for the Shares implied by the mid-range discount rates in the discounted cash flow analysis. Atlas noted that the discounted cash flow analysis is illustrative of the fundamental value of the Company, an analysis that is not dependent on deriving values from the limited data available for micro-cap public companies or precedent transactions.

Selected Public Company Trading Multiples.

        Reviewing publicly available information, Atlas selected a number of publicly traded companies engaged in businesses which Atlas judged to be analogous to the Company, based on its business model (intellectual property-focused with periodic revenue events) and small-cap size. The companies selected by Atlas were (ordered by firm value):

  •
  Acacia Research Corporation

  •
  Quarterhill Inc

  •
  Network 1 Technologies, Inc.

  •
  ParkerVision, Inc.

        Based on public and other available information, Atlas calculated (to the extent relevant financial data was available or meaningful), among other things, the EV/Revenue multiples for calendar years 2019 and 2020, and the Price-to-Book Value multiples as of March 31, 2020. Atlas then compared such multiples against the Company's EV/Revenue multiples and Price-to-Book Value multiples that were calculated based on the Offer Price, as shown in the summary table below. Atlas noted that it was not possible to evaluate earnings multiples given that the Company and most of the publicly-traded companies analyzed were not profitable in recent periods.

EV / Revenue
Price-to-Book Value
	CY2019	CY2020
Selected Pubic Companies
Acacia Research Corporation	5.7x	NM	1.3x
Quarterhill Inc.	0.7x	1.0x	1.4x
Network-1 Technologies	3.9x	NA	1.2x
ParkerVision	NM	NA	NM
Company
Finjan Holdings (As of June 8, 2020)	0.8x	1.0x	1.1x
Finjan Holdings (At Offer Price)	1.2x	1.7x	1.2x

Note: "NA" indicates "Not Available" data; "NM" indicates "Not Meaningful" data

        Atlas noted the Company and other companies with intellectual property licensing business models are unique and difficult to value when utilizing historical and projected financial data, especially given the periodic and relatively unpredictable nature of revenue events and the resulting profits. Revenue events for the Company and many of the companies Atlas evaluated are the result of multi-year license negotiations or court ordered payments pursuant to litigation, which often go through several rounds of appeals spanning multiple years. Given this, Atlas noted that a comparison of EV/Revenue multiples for any period was not a meaningful comparison of relative value between the Company and the other companies analyzed. Alternatively, the Price-to-Book Value multiple for any company is based on its balance sheet and equity valuation at any point in time. Because of this, Price-to-Book Value multiples are not impacted by the periodic and unpredictable nature of financial performance of the Company and the other companies analyzed by Atlas but very narrowly focused on balance sheet strength, typically influenced most by the cash balances of the companies analyzed. The Price-to-Book Value multiples of the other companies Atlas analyzed implied a price per Share of $1.62 to $1.63 for the Company. Atlas also noted that none of these companies have the same business model, management, composition, industry, size or operations as the Company, and no company presented in the trading multiples analysis is identical to the Company. In addition, in conducting such analysis Atlas did not include every publicly traded company that could be deemed a participant in this same industry or in the same specific sectors of this industry. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the values of the companies to which the Company, the Offer and the Merger, respectively, are being compared.

Selected Precedent Transactions Analysis.

        Atlas utilized CapitalIQ and other public sources to screen for precedent acquisitions of small-cap companies with intellectual property licensing business models. Atlas examined (to the extent financial data was available) the EV/Revenue multiples and EV/EBITDA multiples for the applicable last-12-months period ("LTM") for the following selected transactions. Atlas chose the selected transactions for purposes of this analysis based on its professional judgment and experience, taking into account the business models and size of the target companies. Atlas then compared such multiples of selected transactions against the LTM EV/Revenue multiples and EV/EBITDA multiples that were calculated based on the Offer Price.

Selected Precedent Transactions

($ in millions)

				EV / LTM
			Trans. Value
Date Announced	Target	Acquiror		Revenue	EBITDA
3/1/2020	Excalibur IP	Acacia Research	NA	NA	NA
9/3/2019	Verimatrix Inc.	Rambus Inc.	$65.0	3.0x	NA
11/5/2018	Appthority Inc.	Symantec Corp.	$10.0	NA	NA
8/15/2018	IPH Limited (Filing Analytics and Citation Eagle products)	CPA Global	$7.3	NA	NA
5/1/2018	RPX Corporation	HGGC	$555.0	1.2x	4.0x
3/1/2018	Technicolor SA (patent licensing business)	InterDigital Inc.	$150.0	NA	4.8x
9/22/2017	MIPS Technologies Inc.	Tallwood Venture Capital	$65.0	NA	NA
11/1/2016	Microchip Technology Inc. (mobile touchscreen semi assets)	Solomon Systech	$23.0	NA	NA
10/31/2016	Micoy Corporation (IP assets)	Digital Domain Holdings Limited	$5.5	NA	NA
6/6/2016	Semtech Corporation (Snowbush IP assets)	Rambus Inc.	$32.5	1.9x	NA
12/30/2015	Triad Biometrics LLC (IP and software assets)	Aluf Holdings Inc.	$3.8	NA	NA
9/22/2015	Rebit Inc. (patents and IP assets)	Carbonite Inc.	$1.3	NA	NA
6/2/2015	Infineon Technologies AG (Qimonda AG's patent portfolio assets)	Wi-LAN Inc.	$33.0	NA	NA
6/2/2015	SirenGPS, Inc. (IP and assets)	HDS International Corp.	$6.5	NA	NA
6/2/2015	Questel S.A.	Capzanine/ Raise/ Questel management	$19.8	NA	NA
1/2/2015	Roger Bauchspies (software algorithm patent portfolio)	IDEX ASA	$4.5	NA	NA
		Median		1.9x	4.4x
		Average		2.0x	4.4x

Note: "NA" indicates data that was not publicly available forthe applicable transaction. Median and average calculations exclude all transactions with "NA" values.

        Atlas noted that the Company and other companies with intellectual property licensing business models are unique and difficult to value when utilizing historical financial data, especially given the periodic and relatively unpredictable nature of revenue events as described in the "Selected Public Company Trading Multiples" section above. As such, using its professional judgment, Atlas determined that examining implied values for the Company derived from EV/Revenue multiples in the above data set was not meaningful. Atlas also noted:

  •
  that the Company is not profitable, which negated the ability to look at profitability (EBITDA) multiples, which tend to be more relevant than revenue multiples in valuing businesses;

  •
  the lack of comparable M&A deals; and

  •
  the lack of publicly disclosed information for many of these deals, which limited the data set available.

        Given all of the above factors, Atlas noted to the Board that this traditional analysis did not yield meaningful data in which to derive implied values for the Company.

Other Information.

        Atlas observed certain additional factors that were presented to the Company's Board for reference purposes, and were not relied upon for valuation purposes, including, among other things, the following:

        Extensive Market Check.    Atlas reviewed the history of the transaction with the Board and noted that it performed an extensive marketing process to solicit interest for the Company. Atlas noted that, in addition to making a public announcement that the Company had elected to engage an investment bank to assist the Company in exploring various strategic options (August 2, 2018), Atlas (and the Company together) contacted over 50 parties during the course of its' engagement to explore various transactions, including a potential sale of the Company; potential acquisitions of other businesses; and potential joint ventures.

        52-Week Historical Trading Range.    Atlas reviewed the trading range for the Shares for the 52-week period ended June 8, 2020. Atlas noted that the low and high closing share prices during this period were $0.78 and $2.36 per share, respectively.

        Recent Financial Performance.    Atlas reviewed the Company's financial performance for the most recent eight quarters, as well as Company Projections through the end of 2020. Atlas noted that the Company had recorded no revenues in five of the last eight quarters, and its cash balances had decreased from $65 million (June 30, 2018) to $27 million (projected for June 30, 2020). Atlas noted that the continued decrease in cash for the remainder of the calendar year may have a negative impact on the Company's operations, and any further delays in trial dates (due to the COVID-19 pandemic) may further compound this challenge.

Miscellaneous.

        The foregoing description is only a summary of the analyses and examinations that Atlas deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Atlas. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. Atlas believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company's Board. In addition, Atlas may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given weight equal to or greater than any other analysis. Accordingly, the range of valuations resulting from certain analyses described above should not be taken to be the view of Atlas with respect to the actual value of the Company.

        In performing its analyses, Atlas made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Atlas are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Atlas with respect to its opinion and were provided to the Board in connection with the delivery of the Atlas opinion that, as of June 9, 2020, the Offer Price to be received by the Company's stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

        As described above, Atlas' opinion and presentation were among the many factors the Board took into consideration in making its determination to approve the Merger Agreement and should not be viewed as determinative of the views of the Board or management with respect to the Offer, the Merger or the Offer Price. Atlas did not recommend any specific consideration to the Board or state that any specific consideration constituted the only appropriate consideration.

        Under the terms of its engagement letter, Atlas provided financial advisory services to the Board in connection with the Offer and the Merger for which it will be paid approximately $2.162 million, $350,000 of which became payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, the completion of the Merger. In addition, the Company has agreed to reimburse Atlas for certain expenses related to its engagement and to indemnify Atlas and its affiliates, and each of their respective directors, shareholders, members, partners, agents, employees, representatives, and controlling persons, against certain liabilities arising out of its engagement. In the two years prior to June 9, 2020, Atlas provided strategic advisory services to the Company and received $573,548 in aggregate fees for such services (including the reimbursement of expenses). Atlas has not at any time provided financial advisory services to Fortress. However, Atlas may seek to provide such services to Fortress or its affiliates in the future and receive fees for such services.

Certain Unaudited Prospective Financial Information of the Company.

        The Company does not, as a matter of course, publicly disclose long-range plans or financial projections as to its future financial performance due to, among other things, the unpredictability of the underlying assumptions and estimates. In connection with its strategic planning process and its evaluation of certain strategic alternatives, the Merger and the other Transactions, however, the Company's management prepared certain financial projections regarding the Company's anticipated future operations as a standalone company. The most recent of these forecasts were certain financial projections for the remainder of fiscal year ending December 31, 2020, which were made as of April 25, 2020 (the "April Projections") and updated as of May 27, 2020 (the "May Projections", and together with the April Projections, the "Management Projections"). The Management Projections were provided to the Board, Atlas and Fortress. The May Projections were also provided to Atlas for its use in connection with rendering its opinion to the Board and performing its financial analyses. The Management Projections, at the time they were made, represented the best available estimates and good faith judgments of the Company's management as to the Company's future financial performance.

        Because the Management Projections were made available to the Board, Atlas, Fortress, and their advisors, a summary is being included in this Schedule 14D-9. The inclusion of the Management Projections should not, however, be regarded as an indication that the Company, the Board, Atlas, Fortress or their respective advisors considered, or now considers, the Management Projections to be a reliable prediction of future results. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder in making any investment decision with respect to the Offer or the Merger, including whether to accept the Offer and tender Shares to Merger Sub pursuant to the Offer or whether or not to seek appraisal rights with respect to the Shares.

        The following is a summary of the Management Projections:

April Projections

(in thousands)	Q2 2020	Q3 2020	Q4 2020
Revenue	$50	$3,050	$3,050
COGS	$0	$300	$300
Operating Expense	$7,882	$5,149	$4,639
Operating Loss	$7,832	$2,399	$1,889
Cash & Cash Equivalents	$27,014	$24,615	$22,726

May Projections

(in thousands)	Q2 2020	Q3 2020	Q4 2020
Revenue	$50	$3,050	$3,050
COGS	$0	$300	$300
Operating Expense	$5,397	$4,499	$8,039
Operating Loss	$5,347	$1,749	$5,289
Cash & Cash Equivalents	$26,849	$28,770	$23,481

        The Management Projections were not prepared with a view toward public disclosure or with a view toward compliance with (i) GAAP, (ii) the published guidelines of the SEC regarding projections and forward-looking statements, or (iii) the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company's independent registered public accounting firm nor any other independent registered public accounting firm have examined, reviewed, compiled or otherwise performed any procedures with respect to the Management Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, they assume no responsibility for, express no opinion on, and disclaim any association with, such information.

        Although a summary of the Management Projections is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events made by the Company's management, taking into account the relevant information available to the Company's management at the time. This information is not factual and may not be necessarily indicative of actual future results. Important factors that may affect actual results and cause the Management Projections not to be achieved include the outcome of pending litigation, the ability of the Company to continue to finance its patent enforcement litigation, general economic conditions, accuracy of certain accounting assumptions, changes in actual or projected cash flows, and competitive pressures, among others. In addition, the Management Projections do not take into account any circumstances or events occurring after the date that the projections were prepared and does not give effect to the Offer or the Merger. As a result, the Company makes no assurance that the Management Projections, or the numbers contained therein, could be realized, and actual results may be materially better or worse than those contained in the Management Projections. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, the Company, Atlas, Fortress, or any of their respective affiliates or representatives or any other recipient of this information considered, or now considers, the Management Projections to be predictive of actual future results and should not be deemed an admission or representation by the Company that the Management Projections are viewed by the Company as material information of the Company, and in fact, the Company does not view the Management Projections as material because of the inherent risks and uncertainties associated with such forecasts. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning any of the Management Projections. Except as may be required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

        In light of the foregoing factors and the uncertainties inherent in the Management Projections, stockholders are urged to not place undue reliance on the Management Projections. The Management Projections should be evaluated, if at all, with the Company's historical financial statements and other information regarding the Company contained in this Schedule 14D-9 and other Company filings made with the SEC.

        The Management Projections consist entirely of forward-looking statements. Although the Company believed that as of the date each of the Management Projections was made, the assumptions underlying the Management Projections were reasonable, all projections are inherently uncertain, and the Company expects that there will be potentially material differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including, but not limited to, the important factors listed below under "Item 8. Additional Information—Forward-Looking Statements," below, under the caption "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, subsequent Quarterly Reports on Form 10-Q, and other Company filings made with the SEC. Accordingly, we make no assurance that the assumptions made in preparing the Management Projections will prove accurate or that any of the results in the Management Projections will be realized.

Intent to Tender

        The Supporting Stockholders (including, directly and indirectly, all of the Company's directors and executive officers who beneficially own shares) have entered into the Support Agreements described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Support Agreements", pursuant to which the Supporting Stockholders have agreed to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person (excluding Shares issuable upon exercise of Company stock options or settlement of Company restricted stock units). Collectively the Supporting Stockholders beneficially own Shares representing approximately 28% of the outstanding Shares.

        To the knowledge of the Company, each executive officer and director of the Company intends to tender all of his or her Shares in the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Company retained Atlas to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, Atlas provided its fairness opinion to the Board described in "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor," which is filed as Annex A hereto. The Company selected Atlas as its financial advisor because, among other things, it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions in the software industry in particular.

        In connection with Atlas' services as the Company's financial advisor, the Company has agreed to pay Atlas a transaction fee of $2,162,137, $350,000 of which became payable upon Atlas' delivery of its fairness opinion to the Board and the remainder becoming payable upon completion of the Offer. In addition, the Company has agreed to reimburse Atlas for certain of its reasonable expenses (including attorneys' fees) not to exceed $30,000 for any single calendar month (without the Company's prior written consent) or $75,000 in the aggregate and to indemnify Atlas and related persons against various liabilities. The Company has also paid aggregate fees to Atlas in the amount of $573,548 (including reimbursement of expenses) during the prior two years related to strategic advisory services provided to the Company by Atlas.

        See "Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer" and "—Opinion of the Company's Financial Advisor" for additional information related to the Company's retention of Atlas as its financial advisor, which is hereby incorporated by reference into this Item 5.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        To satisfy the tax withholding obligation in connection with the vesting of 96,667 restricted stock units of the Company on June 3, 2020, an executive officer of the Company, Jevan Anderson, sold 38,666 Shares on that date at a weighted average price per Share of $1.24767 pursuant to a previously established Rule 10b5-1 trading plan. A director of the Company, Gary Moore, acquired 2,760 Shares on May 5, 2020 upon the vesting of previously awarded restricted stock units. No other transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for, or other acquisition of, the Company's securities by the Company, the Company's subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company's subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company's subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8.    Additional Information.

Golden Parachute Compensation.

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates," as it relates to the Company's named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is completed, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn their tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL as in effect for transactions pursuant to agreements entered into as of the date of the Merger Agreement, which full text is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL and the information discussed below.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and the full text of Section 262 of the DGCL as in effect for transactions pursuant to agreements entered into as of the date of the Merger Agreement, is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights), (2) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL, and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the completion of the Offer, which shall occur on the date on which Merger Sub irrevocably accepts for purchase Shares validly tendered in the Offer, and 20 days after the initial mailing of this Schedule 14D-9 (which date of mailing was June 24, 2020), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

  •
  not tender such Shares in the Offer (or, if tendered, have validly withdrawn the tender, and not otherwise waived their appraisal rights); and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is completed pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above on or within

10 days after the Effective Time pursuant to Section 262 of the DGCL, if applicable. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the Merger's effective date. If the Merger is completed pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

        All written demands for appraisal should be addressed to:

    Finjan Holdings, Inc.
    2000 University Avenue, Suite 600
    East Palo Alto, CA 94303
    Attention: President and Chief Executive Officer

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears in the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company (or the Surviving Corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of and not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 of the DGCL (merger of parent corporation and subsidiary corporation or corporations) or Section 267 of the DGCL (merger of parent entity and subsidiary corporation or corporations).

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger..." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter's exclusive remedy.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Merger Sub nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Merger Sub and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the

Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the Merger Consideration upon the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company, a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Restriction.

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (defined generally to include a person who, together with such person's affiliates and associates, owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

        Each of Parent and Merger Sub is not, nor at any time for the past three years has been, an "interested stockholder" of the Company, as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer, the Merger and the Support Agreements, as described in "Item 4. The Solicitation or Recommendation" above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

        The Company is not aware of any state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Merger, and has not attempted to comply with any state anti-takeover laws or regulations. If any government official or third party should seek to apply any such state anti-takeover law to the Transactions, including the Offer and the Merger, or other business combination between Parent or Merger Sub and the Company, each of Parent, Merger Sub and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Transactions, including the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, including the Offer and the Merger, Parent and Merger Sub, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger, as applicable. In such case, Parent and Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Stockholder Approval of the Merger Not Required.

        Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following completion of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target's certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is completed and there having been validly tendered in the Offer (in the aggregate) and not validly withdrawn that number of Shares that, together with all Shares (if any) beneficially owned by Parent, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, represent one more Share than 50% of the total number of Shares outstanding immediately following the expiration of the Offer, then the Merger will be effected as soon as practicable following such completion without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. The Certificate of Incorporation has no restrictions relating to a merger or business combination being undertaken pursuant Section 251(h) of the DGCL.

Conditions to the Offer.

        The information regarding the conditions of the Offer contained in Section 15 (Certain Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results and condition of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and other Company filings made with the SEC.

Forward-Looking Statements.

        Statements about the expected timing, completion and effects of the transaction and all other statements in this Schedule 14D-9, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this Schedule 14D-9, the words "expect," "believe," "anticipate," "goal," "plan," "intend," "estimate," "may," "will" or similar words are intended to identify forward-looking statements.

        Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof, are based on current expectations and involve a number of assumptions, known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the information expressed or implied by these forward-looking statements. The proposed Transactions may not be completed on the terms described above or at all because of a number of factors, including, but not limited to: (1) uncertainties as to the timing of the tender offer, (2) uncertainties as to how many of the Company's stockholders will tender their stock in the Offer, (3) the risk that the proposed Transactions may not be completed in a timely manner or at all, (4) the possibility that competing offers or acquisition proposals for the Company will be made, (5) the possibility that any or all of the various conditions to the tender offer or merger may not be satisfied or waived, (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee and expense reimbursement, (7) risks related to disruption of management's attention from the Company's ongoing business operations due to the proposed Transactions, (8) the Transactions may involve unexpected costs, liabilities or delays, (9) the Company's business may suffer as a result of the uncertainty surrounding the Transactions, including the timing of the completion of the Transactions, (10) the outcome of any legal proceeding relating to the Transactions, (11) the Company may be adversely affected by other economic, business and/or competitive factors, and (12) other risks to completion of the Transactions, including circumstances beyond the Company's control, which may adversely affect the Company's business and the price of its common stock.

        Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Company's views as of the date on which such statements were made. The Company expressly disclaims any obligation to update or revise forward-looking information to reflect new events or circumstance. Additional factors that may affect the business or financial results of Finjan are described in the risk factors included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at ir.finjan.com/financial-information, as well as the Schedule TO and related Offer documents filed by Merger Sub, and other filings the Company makes with the SEC from time to time. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Material to be Filed as Exhibits.

        The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated June 24, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CFIP Goldfish Merger Sub Inc. on June 24, 2020 (the "Schedule TO") (File Number 005-82694)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO (File Number 005-82694)).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO (File Number 005-82694)).
(a)(1)(D)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO (File Number 005-82694)).
(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO (File Number 005-82694)).
(a)(1)(G)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO (File Number 005-82694)).
(a)(5)(A)
Press Release dated June 10, 2020 issued by Finjan Holdings, Inc. (incorporated by reference to Exhibit 99.2 to Finjan Holdings, Inc. Current Report on Form 8-K, filed June 10, 2020 (File Number 001-33304)).
(a)(5)(C)	Opinion of Atlas Technology Group, LLC, dated June 9, 2020 (included as Annex A to this Schedule 14D-9).*
(e)(1)
Agreement and Plan of Merger, dated as of June 10, 2020, by and among Finjan Holdings, Inc., CFIP Goldfish Holdings LLC and CFIP Goldfish Merger Sub Inc., (incorporated by reference to Exhibit 2.1 to Finjan Holdings, Inc. Current Report on Form 8-K, filed June 10, 2020 (File Number 001-33304)).
(e)(2)
Mutual Nondisclosure Agreement, dated as of September 22, 2018, by and between Finjan Holdings, Inc. and Fortress Investment Group LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO (File Number 005-82694)).

(e)(3)	Commitment Letter, dated as of June 10, 2020, pursuant to which certain equity funds managed by Fortress Credit Advisors LLC have committed cash as capital to CFIP Goldfish Holdings LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO (File Number 005-82694)).
(e)(4)
Form of Support Agreement, dated as of June 10, 2020, by and among CFIP Goldfish Holdings LLC, CFIP Goldfish Merger Sub Inc., and the stockholder named in Part A of Exhibit A thereto (incorporated by reference to Exhibit 99.1 to Finjan Holdings, Inc.'s Current Report on Form 8-K, filed June 10, 2020 (File Number 001-33304)).
(e)(5)
Second Amended and Restated Employment Agreement, dated August 1, 2018, between Finjan Holdings, Inc. and Philip Hartstein (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed August 3, 2018) (File Number 001-33304)).
(e)(6)
Second Amended and Restated Employment Agreement, dated August 1, 2018, by and between the Company and Julie Mar-Spinola (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed August 3, 2019 (File Number 001-33304)).
(e)(7)
Employment Agreement, dated June 1, 2019, between Finjan Holdings, Inc. and Jevan Anderson (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K filed May 22, 2019 (File Number 001-33304)).

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

FINJAN HOLDINGS, INC.
By:	/s/ PHILIP HARTSTEIN
	Name:	Philip Hartstein
	Title:	President and Chief Executive Officer

Annex A

HIGHLY CONFIDENTIAL

June 9, 2020

The Board of Directors
Finjan Holdings, Inc.
2000 University Avenue, Suite 600 East
Palo Alto, CA 94303

Members of the Board:

        We understand that Finjan Holdings, Inc., a Delaware corporation (the "Company"), CFIP Goldfish Holdings LLC, a Delaware corporation (the "Buyer"), and CFIP Goldfish Merger Sub, Inc., a merger subsidiary corporation ("Merger Sub") propose to enter into an Agreement and Plan of Merger, on or about June 9, 2020 (the "Definitive Agreement"), pursuant to which the holders of each issued and outstanding share of the common stock, par value $0.0001 per share, of the Company (the "Company Common Stock"), other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or the Company or shares as to which appraisal rights have been perfected (collectively, the "Excluded Shares"), will be entitled to receive $1.55 per share in cash, without interest (the "Consideration"), in the Offer and the Merger contemplated by the Definitive Agreement (collectively, the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Definitive Agreement. Terms used herein and not defined shall have the meanings ascribed thereto in the Definitive Agreement.

        You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received pursuant to, and in accordance with, the terms of the Definitive Agreement by the holders of shares of Company Common Stock (other than the holders of the Excluded Shares) (the "Holders"), is fair, from a financial point of view, to such Holders.

        For purposes of the opinion set forth herein, we have, among other things:

  (i)
  reviewed certain publicly available financial statements and other business and financial information relating to the Company;

  (ii)
  reviewed certain internal financial statements and other financial and operating data that were not publicly available relating to the Company that you have directed us to utilize for purposes of our analysis;

  (iii)
  reviewed certain forward-looking financial and other information prepared by management of the Company and furnished to or shared with us by the Company that you have directed us to utilize for purposes of our analysis (the "Company Projections");

  (iv)
  discussed the past and current business, operations, financial condition and the prospects of the Company, including Company Projections, with management of the Company (including their views on the risks and uncertainties of achieving such prospects);

  (v)
  reviewed the historical market prices and trading activity for the Company Common Stock;

  (vi)
  compared the financial performance of the Company and the historical market prices and trading activity of the Company Common Stock with that of certain other selected publicly-traded companies;

  (vii)
  reviewed the financial terms, to the extent publicly available, of selected acquisition transactions that we deemed relevant and compared the proposed financial terms of the Transaction with the financial terms of such selected acquisition transactions;

  (viii)
  reviewed the premium to be paid to the Company's Common Stock in the Transaction and compared that premium to the premiums paid in other recent transactions that we deemed relevant;

  (ix)
  performed a discounted cash flow analysis of the Company in which we analyzed future cash flows of the Company using the Company Projections;

  (x)
  reviewed Company filings with the Securities and Exchange Commission; and

  (xi)
  reviewed the most recent draft of the Definitive Agreement dated June 7, 2020 and certain related documents.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company, or that was otherwise reviewed by us. We have further relied on assurances by the management of the Company that, to their knowledge, the information furnished, or approved for our use, by you for purposes of our analysis does not contain any material omissions or misstatements of material fact. In our review, we did not obtain or make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain or make any such evaluations or appraisals. In addition, we have relied, without independent verification, upon management of the Company to assess the intellectual property portfolio of the Company and the risks associated with its patent infringement litigation and licensing based revenue model, including risks associated with Covid-19 and its impact on the Company's litigation timeline.

        With respect to the Company Projections provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us and we have assumed, at your direction, that such Company Projections have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance and prospects of the Company and other matters covered thereby. Additionally, with respect to the Company's patent infringement litigation for which significant damages are alleged in the aggregate, you have directed us to rely solely upon the information provided by the Company management relating to, among other things, the likelihood of success and the expected costs of litigation. In addition, we have relied, without independent verification, upon the management of the Company's assessment of their ability to successfully monetize the Company's patent portfolio and the expected timeframe over which such revenue projections can be achieved. We express no opinion with respect to such Company Projections or other financial forecasts or the assumptions on which they are based.

        We have assumed that the representations and warranties of each party contained in the Definitive Agreement are true and correct and that the Transaction will be consummated in accordance with the terms set forth in the Definitive Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or without any waiver or amendment of any terms or conditions. We have also assumed that the final executed form of the Definitive Agreement will be substantially similar to, and not materially different from, the draft that we have examined. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction, condition or other change that would, in any respect, be material to our analysis. We have further assumed that any exercise of appraisal rights will not affect the value of the Company or the Transaction in any respect material to this analysis.

        We are not legal, accounting, tax or regulatory advisors and have relied upon, without independent verification, the accuracy and completeness of assessments made by the Company and its legal, accounting, tax and regulatory advisors with respect to such matters. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of the Company Common Stock.

        Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect and as can be evaluated on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions and information used in preparing it, and we do not assume any obligation or responsibility to update, revise or reaffirm this opinion except and unless we are expressly engaged to do so pursuant to a separate written agreement with the Company or the Board. Our opinion does not address the relative merits or timing of the Transaction as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction.

        This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be paid to the Holders pursuant to, and in accordance with, the terms of the Definitive Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Definitive Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Definitive Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received, if any, in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company. In addition, we do not express any view, and our opinion does not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the Holders pursuant to the Definitive Agreement or otherwise. We express no opinion as to the price at which shares of the Company Common Stock will trade at any time. We express no opinion or recommendation as to whether you should approve, authorize or make a recommendation with respect to the Transaction or as to how any holder of shares of the Company Common Stock should vote on the Transaction or any matter related thereto, or whether any holder of shares of Common Stock should tender shares of the Common Stock in the tender offer.

        We have been engaged by the Company to provide financial advisory services and have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a substantially larger portion of which is payable contingent upon the closing of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us against certain liabilities that may arise out of our engagement. At no time prior to the date hereof has a material relationship existed between Atlas Technology Group, LLC and the Buyer pursuant to which compensation was received by Atlas Technology Group, LLC as a result of such relationship. We have not, in the past, provided financial advisory services to the Company other than in conjunction with the advisory process culminating in this proposed Transaction.

        This opinion has been approved by the Fairness Opinion Committee of Atlas Technology Group, LLC. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company makes with the Securities and Exchange Commission in connection with the Transaction if and solely to the extent such inclusion is required by applicable law.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the Holders pursuant to, and in accordance with, the terms of the Definitive Agreement is fair, from a financial point of view, to such Holders.

Very truly yours,
By:	/s/ Atlas Technology Group, LLC ATLAS TECHNOLOGY GROUP, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

        § 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22; 79 Del. Laws, c. 122, § 12; 80 Del. Laws, c. 265, § 18; and 81 Del. Laws, c. 354, § 17]

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the completion of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the completion of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.